UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2013

Commission File Number: 001-35129

Arcos Dorados Holdings Inc.
(Exact name of registrant as specified in its charter)

Roque Saenz Peña 432
B1636FFB Olivos, Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ARCOS DORADOS HOLDINGS INC.

INCORPORATION BY REFERENCE

This report on Form 6-K and the exhibits thereto shall be deemed to be incorporated by reference into the registration statement on Form F-3ASR (Registration Number 333-187531) of Arcos Dorados Holdings Inc. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

ARCOS DORADOS HOLDINGS INC.

Change in reportable segments – New segment information as of December 31, 2012 and 2011

As previously disclosed, in January 2013, Arcos Dorados Holdings Inc. (“Arcos Dorados” or the “Company”) made certain organizational changes in the structure of its geographical divisions in order to balance their relative weight in terms of revenues and number of restaurants. As a result of the reorganization effective January 1, 2013, Colombia and Venezuela became part of the Caribbean division with headquarters located in Colombia. Therefore, as from the beginning of the year, SLAD is comprised of Argentina, Chile, Ecuador, Peru and Uruguay, and the Caribbean division is comprised of Aruba, Colombia, Curacao, French Guyana, Guadeloupe, Martinique, Puerto Rico, Trinidad and Tobago, the U.S. Virgin Islands of St. Croix and St. Thomas, and Venezuela. These changes did not impact the Company’s other existing reportable segments. In accordance with ASC 280 Segment Reporting, the Company has reported the results of the revised structure of its geographical divisions on its segment financial reporting beginning in the first quarter of fiscal year 2013 and has restated its comparative segment information for the six months ended June 30, 2012 in its unaudited condensed consolidated financial statements included in its report on Form 6-K dated August 6, 2013.

All of the segment information in our annual report on Form 20-F for the year ended December 31, 2012 was presented in accordance with the structure prevailing prior to January 1, 2013. Therefore, Exhibit 1 to this report on Form 6-K, incorporated by reference herein, includes a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in which the Company has adjusted the segment information as of and for the years ended December 31, 2012 and 2011 based on the structure prevailing as of the date of this report on Form 6-K. This adjusted segment information has not been audited. Exhibit 1 also includes a discussion of the Company’s financial condition and results of operations for the six months ended June 30, 2013 compared to the six months ended June 30, 2012 based on the new structure.

Exhibit 2 to this report on Form 6-K, incorporated by reference herein, provides a summary of the effects of the above-mentioned changes on historical segment information, by adjusting the information originally reported as of and for the years ended December 31, 2012 and 2011 based on the structure prevailing as of and from January 1, 2013.

The changes in the segment structure discussed above, as reflected in the information included in this report on Form 6-K, affect only the manner in which the segment information for SLAD and the Caribbean division were previously reported. This report on Form 6-K does not reclassify nor restate the Company’s previously reported consolidated financial statements for any period. All other information in the Company’s 2012 Form 20-F remains unchanged (including footnotes 20 and 27 to the Company’s consolidated financial statements), and has not been otherwise updated for events or developments that occurred subsequent to the filing of the 2012 Form 20-F with the SEC.

Exhibit Number	Description
1
Management’s Discussion of Analysis of Financial Condition and Results of Operations for the Six Months Ended June 30, 2013 Compared to Six Months Ended June 30, 2012 and the Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

2	Schedule of segment information of SLAD and the Caribbean division as of and for the years ended December 31, 2012 and 2011, based on the new structure.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Arcos Dorados Holdings Inc.
By:	/s/ Juan David Bastidas
	Name:	Juan David Bastidas
	Title:	Chief Legal Counsel

Date: September 11, 2013

Index to Exhibits

Exhibit Number	Description
1
Management’s Discussion of Analysis of Financial Condition and Results of Operations for the Six Months Ended June 30, 2013 Compared to Six Months Ended June 30, 2012 and the Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

2	Schedule of segment information of SLAD and the Caribbean division as of and for the years ended December 31, 2012 and 2011, based on the new structure.

Item 1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including those set forth in “Forward-Looking Statements” and “Item 3. Key Information—D. Risk Factors” in Part I of our annual report on Form 20-F.

Overview

We are the world’s largest McDonald’s franchisee in terms of systemwide sales and number of restaurants, according to McDonald’s, representing 5.6% of McDonald’s global sales in 2012. We have the exclusive right to own, operate and grant franchises of McDonald’s restaurants in 20 countries and territories in Latin America and the Caribbean, including Argentina, Aruba, Brazil, Chile, Colombia, Costa Rica, Curaçao, Ecuador, French Guiana, Guadeloupe, Martinique, Mexico, Panama, Peru, Puerto Rico, Trinidad and Tobago (since June 3, 2011), Uruguay, the U.S. Virgin Islands of St. Croix and St. Thomas, and Venezuela, which we refer to as the Territories. As of June 30, 2013, we operated or franchised 1,971 McDonald’s-branded restaurants, which represented 7.0% of McDonald’s total franchised restaurants worldwide, and had a total of approximately 96,100 employees throughout the Territories. In the six months ended June 30, 2013 and 2012, we paid U.S.$92.2 million and U.S.$86.9 million, respectively, in royalties to McDonald’s (not including royalties paid on behalf of our franchisees). In 2012 and 2011, we paid U.S.$180.5 million and U.S.$170.4 million, respectively, in royalties to McDonald’s (not including royalties paid on behalf of our franchisees).

We commenced operations on August 3, 2007, as a result of our purchase of McDonald’s operations and real estate in the Territories (except for Trinidad and Tobago), which we refer to collectively as the McDonald’s LatAm business, and the acquisition of McDonald’s franchise rights pursuant to the MFAs, as described below, which, together with the purchase of the McDonald’s LatAm business, we refer to as the Acquisition. We operate McDonald’s-branded restaurants under two different operating formats, those directly operated by us, or Company-operated restaurants, and those operated by franchisees, or franchised restaurants. As of June 30, 2013, of our 1,971 McDonald’s-branded restaurants in the Territories, 1,477 (or 74.9%) were Company-operated restaurants and 494 (or 25.1%) were franchised restaurants. We generate revenues primarily from two sources: sales by Company-operated restaurants and revenues from franchised restaurants that primarily consist of rental income, which is generally based on the greater of a flat fee or a percentage of sales reported by franchised restaurants. We own the land for 512 of our restaurants (totaling approximately 1.1 million square meters) and the buildings for all but 12 of our restaurants.

Our business has grown significantly since the Acquisition: we have increased our presence in existing and new markets in the Territories by opening 488 restaurants (367 Company-operated and 121 franchised), 206 McCafé locations and 1,042 Dessert Centers since the Acquisition. In addition, as of June 30, 2013, we had completed the reimaging of 490 of the 1,569 restaurants we purchased in the Acquisition, an increase of 31.2% restaurants as compared to December 31, 2012.

We classify our restaurants into one of four categories: (i) freestanding, (ii) food court, (iii) in-store and (iv) mall stores. Freestanding restaurants are the largest type of restaurant, have ample indoor seating and include a drive-thru area and parking lot. Food court restaurants are located in malls and consist primarily of a front counter and kitchen and do not have their own seating area. In-store restaurants are part of a larger building, but they do not have a drive-thru area or a parking lot. Mall stores are located in malls like food court restaurants, but have their own seating areas. As of June 30, 2013, 904 (or 45.9%) of our restaurants were freestanding, 441 (or 22.4%) were food courts, 296 (or 15.0%) were in-stores and 328 (or 16.7%) were mall stores. In addition, we have two non-traditional stores, such as food carts. These percentages vary by country, and may shift as opportunities in malls and more densely populated areas become available in some of the Territories.

Set forth below is a summary of our restaurant portfolio by division as of June 30, 2013:

	Ownership					Store Type(1)						Building/ Land(2)
Portfolio by Division	Company-Operated	Joint Venture	Franchised	Developmental License	Total	Freestanding	Food Court	In-Store	Mall Store	Dessert Centers	McCafé Locations	Owned	Leased
Brazil	545	-	201	-	746	298	221	85	142	1,202	87	117	629
Caribbean Division	247	11	95	1	354	232	24	43	55	222	57	132	221
NOLAD	338	-	153	11	502	262	130	55	54	354	57	167	324
SLAD	319	17	33	-	369	112	66	113	77	279	139	96	273
Total	1,449	28	482	12	1,971	904	441	296	328	2,057	340	512	1,447

(1)	In addition, we have two non-traditional stores, such as food carts.

(2)	Developmental licenses and mobile stores are not included in these figures.

We are required to report information about operating segments in our financial statements in accordance with ASC Topic 280. Operating segments are components of a company about which separate financial information is available that is regularly evaluated by the chief operating decision maker(s) in deciding how to allocate resources and assess performance. We have determined that our reportable segments are those that are based on our method of internal reporting, and we manage our business and operations through our four geographical divisions (Brazil, the Caribbean division, NOLAD and SLAD). The accounting policies of the segments are the same as those for the Company on a consolidated basis.

In January 2013, we made certain organizational changes in the structure of our geographical divisions in order to balance their relative weight in terms of revenues and number of restaurants. As a result of the reorganization effective January 1, 2013, Colombia and Venezuela became part of the Caribbean division with headquarters located in Colombia. Therefore, as of the beginning of 2013, we divide our operations into four geographical divisions: Brazil; the Caribbean division, consisting of Aruba, Colombia, Curaçao, French Guiana, Guadeloupe, Martinique, Puerto Rico, Trinidad and Tobago, the U.S. Virgin Islands of St. Croix and St. Thomas and Venezuela; the North Latin America division, or NOLAD, consisting of Costa Rica, Mexico and Panama; and the South Latin America division, or SLAD, consisting of Argentina, Chile, Ecuador, Peru and Uruguay. In accordance with ASC 280, Segment Reporting, we have restated our comparative segment information for the six months ended June 30, 2012 in our unaudited condensed consolidated financial statements included in our report on Form 6-K dated August 6, 2013. Accordingly, the discussion of our financial condition and results of operations in this report on Form 6-K for the six months ended June 30, 2013 compared to the six months ended June 30, 2012 is based on the new structure.

All of the segment information in our annual report on Form 20-F for the year ended December 31, 2012 was presented in accordance with the structure prevailing prior to January 1, 2013. Therefore, for purposes of this report on Form 6-K, we have also adjusted the segment information in this report on Form 6-K as of and for the years ended December 31, 2012 and 2011 based on the structure prevailing as of the date of this report on Form 6-K. This adjusted segment information has not been audited. Therefore, the segment information as of and for the years ended December 31, 2012 and 2011 presented in this report on Form 6-K is not directly comparable to the segment information in our consolidated financial statements at December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010 included in our annual report on Form 20-F for the year ended December 31, 2012.

Principal Income Statement Line Items

Revenues

We generate revenues primarily from two sources: sales by Company-operated restaurants and revenue from franchised restaurants, which primarily consists of rental income, typically based on the greater of a flat fee or a percentage of sales reported by our franchised restaurants. This rent, along with occupancy and operating rights, is stipulated in our franchise agreements. These agreements typically have a 20-year term but may be shorter if necessary to mirror the term of the real estate lease. In the six months ended June 30, 2013, sales by Company-operated restaurants and revenues from franchised restaurants represented 95.7% and 4.3% of our total revenues, respectively. In 2012, sales by Company-operated restaurants and revenues from franchised restaurants represented 95.7% and 4.3% of our total revenues, respectively. In 2011, sales by Company-operated restaurants and revenues from franchised restaurants represented 95.8% and 4.2% of our total revenues, respectively.

Operating Costs & Expenses

Our sales are heavily influenced by brand advertising, menu selection and initiatives to improve restaurant operations. Sales are also affected by the timing of restaurant openings and closures. We do not record sales from our franchised restaurants as revenues.

Company-operated restaurants incur four types of operating costs and expenses:

•	food and paper costs, which represent the costs of the products that we sell to customers in Company-operated restaurants;

•
payroll and employee benefit costs, which represent the wages paid to Company-operated restaurant managers and crew, as well as the costs of benefits and training, and which tend to increase as we increase sales;

•
occupancy and other operating expenses, which represent all other direct costs of our Company-operated restaurants, including advertising and promotional expenses, the costs of outside rent, which are generally tied to sales and therefore increase as we increase our sales, outside services, such as security and cash collection, building and leasehold improvement depreciation, depreciation on equipment, repairs and maintenance, insurance, restaurant operating supplies and utilities; and

•	royalty fees, representing the continuing franchise fees we pay to McDonald’s pursuant to the MFAs, which are determined as a percentage of gross product sales.

Franchised restaurant occupancy expenses include, as applicable, the costs of depreciating and maintaining the land and buildings upon which franchised restaurants are situated or the cost of leasing that property. A significant portion of our leases establish that rent payments are based on the greater of a flat fee or a specified percentage of the restaurant’s sales.

We promote the McDonald’s brand and our products by advertising in all of the Territories. Pursuant to the MFAs, we are required to spend at least 5% of our sales on advertisement and promotion activities annually. These activities are guided by our overall marketing plan, which identifies the key strategic platforms that we leverage to drive sales. Our franchisees are generally required to pay us 5% of their sales to cover advertising expenditures related to their restaurants. We account for these payments as a deduction to our advertising expenses. As a result, our advertising expenses only reflect the expenditures related to Company-operated restaurants. Advertising expenses are recorded within the “Occupancy and other operating expenses” line item in our consolidated income statement. The only exception to this policy is in Mexico, where both we and our franchisees contribute funds to a cooperative that is responsible for advertisement and promotion activities for Mexico.

General and administrative expenses include the costs of overhead, including salaries and facilities, travel expenses, depreciation of office equipment, situated buildings and vehicles, amortization of intangible assets, occupancy costs, professional services and the cost of field management for Company-operated and franchised restaurants, among others.

Other operating expenses, net, include gains and losses on asset dispositions, impairment charges, rental income and depreciation expenses of excess properties, results from distribution centers (until March 16, 2011), the equity awards granted to our CEO until 2011, accrual for contingencies, write-off of inventory, recovery of taxes and other miscellaneous items.

Other Line Items

Net interest expense primarily includes interest expense on our short-term and long-term debt as well as the amortization of deferred financing costs. Gain (loss) from derivative instruments relates to the positive (negative) change in the fair market value of certain of our derivatives not designated as hedging instruments, which are used to help mitigate some of our foreign currency exchange rate risk.

Foreign currency exchange results relate to the impact of remeasuring monetary assets and liabilities denominated in currencies other than our functional currencies. See “—Foreign Currency Translation.”

Other non-operating income (expenses), net, primarily include monetary actualization adjustments related to tax credits, charitable donations not related to our operations, asset taxes we are required to pay in certain countries and other non-operating charges.

Income tax expense includes both current and deferred income taxes. Current income taxes represents the amount accrued during the period to be paid to the tax authorities while deferred income taxes represent the earnings impact of the change in deferred tax assets and liabilities that are recognized in our balance sheet for future income tax consequences.

Net income attributable to non-controlling interests relate to the participation of non-controlling interests in the net income of certain subsidiaries that collectively owned 28 restaurants at June 30, 2013 (27 restaurants at December 31, 2012).

Key Business Measures

We track our results of operations and manage our business by using three key business measures: comparable sales growth, average restaurant sales and sales growth. In addition, we use Adjusted EBITDA to facilitate operating performance comparisons from period to period. Systemwide results are driven primarily by our Company-operated restaurants, as 74.9% of our systemwide restaurants are Company-operated as of June 30, 2013. Systemwide data represents measures for both Company-operated and franchised restaurants. While sales by franchisees are not recorded as revenues by us, management believes the information is important in understanding our financial performance because these sales are the basis on which we calculate and record franchised restaurant revenues and are indicative of the financial health of our franchisee base. Unless otherwise stated, comparable sales growth, average restaurant sales and sales growth are presented on a systemwide basis.

Comparable Sales

Comparable sales is a key performance indicator used within the retail industry and is indicative of the success of our initiatives as well as local economic, competitive and consumer trends. Comparable sales are driven by changes in traffic and average check, which are affected by changes in pricing and product mix. Increases or decreases in comparable sales represent the percent change in sales from the prior year for all restaurants in operation for at least thirteen months, including those temporarily closed. Some of the reasons restaurants may close temporarily include reimaging or remodeling, rebuilding, road construction and natural disasters. With respect to restaurants where there are changes in ownership, primarily changes from being franchised restaurants to becoming Company-operated restaurants, all previous months’ sales are reclassified according to the new ownership category when reporting comparable sales. As a result, there will be discrepancies between the sales figures used to calculate comparable sales and our results of operations. We report on a calendar basis, and therefore the comparability of the same month, quarter and year with the corresponding period of the prior year is impacted by the mix of days. The number of weekdays, weekend days and timing of holidays in a period can impact comparable sales positively or negatively. We refer to these impacts as calendar shift/trading day adjustments. These impacts vary geographically due to consumer spending patterns and have the greatest effect on monthly comparable sales while annual impacts are typically minimal.

We calculate and analyze comparable sales and average check in our divisions and systemwide on a constant currency basis, which means they are calculated using the same exchange rate in the applicable division or systemwide, as applicable, over the periods under comparison to remove the effects of currency fluctuations from the analysis. We believe these constant currency measures provide a more meaningful analysis of our business by identifying the underlying business trend, without distortion from the effect of foreign currency fluctuations.

Company-operated comparable sales growth refers to comparable sales growth for Company-operated restaurants and franchised comparable sales growth refers to comparable sales growth for franchised restaurants. We believe comparable sales growth is a key indicator of our performance, as influenced by our strategic initiatives and those of our competitors.

Average Restaurant Sales

Average restaurant sales, or ARS, is an important measure of the financial performance of our systemwide restaurants and changes in the overall direction and trends of sales. ARS is calculated by dividing the sales for the relevant period by the arithmetic mean of the number of restaurants at the beginning and end of such period. ARS is influenced mostly by comparable sales performance and restaurant openings and closures. As ARS is provided in nominal terms, it is also affected by movements in foreign currency exchange rates.

Sales Growth

Sales growth refers to the change in sales by all restaurants, whether operated by us or by franchisees, from one period to another. We present sales growth both in nominal terms and on a constant currency basis, which means the latter is calculated using the same exchange rate over the periods under comparison to remove the effects of currency fluctuations from the analysis.

Foreign Currency Translation

The financial statements of our foreign operating subsidiaries are translated in accordance with guidance in ASC Topic 830, Foreign Currency Matters. See Note 3 to our consolidated financial statements included in our annual report on Form 20-F for the year ended December 31, 2012. Except for our Venezuelan operations as from January 1, 2010, the functional currencies of our foreign operating subsidiaries are the local currencies of the countries in which we conduct our operations. Therefore, the assets and liabilities of these subsidiaries are translated into U.S. dollars at the exchange rates as of the balance sheet date, and revenues and expenses are translated at the average exchange rates prevailing during the period. Translation adjustments are included in the “Accumulated other comprehensive losses” component of shareholders’ equity. We record foreign currency exchange results related to monetary assets and liabilities denominated in currencies other than our functional currencies in our consolidated income statement.

Effective January 1, 2010, Venezuela is considered to be highly inflationary. Under U.S. GAAP, an economy is considered to be highly inflationary when its three-year cumulative rate of inflation meets or exceeds 100%. Under the highly inflationary basis of accounting, the financial statements of our Venezuelan subsidiaries are remeasured as if their functional currency were our reporting currency (U.S. dollar), with remeasurement gains and losses recognized in earnings, rather than in the cumulative translation adjustment component of “Accumulated other comprehensive losses” within shareholders’ equity.

See Note 13 to our unaudited condensed consolidated financial statements included in our unaudited condensed consolidated financial statements included in our Form 6-K dated August 6, 2013 for details about our operations in Venezuela, including the impact of the devaluation announced by the Venezuelan government in February 2013.

Factors Affecting Comparability of Results

Seasonality

Our sales and revenues are generally greater in the second half of the year. Although the impact on our results of operations is relatively small, this impact is due to increased consumption of our products during the winter and summer holiday seasons, affecting July and December, respectively (for the Southern hemisphere).

Critical Accounting Policies and Estimates

This management’s discussion and analysis of financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses as well as related disclosures. On an ongoing basis, we evaluate our estimates and judgments based on historical experience and various other factors that we believe to be reasonable under the circumstances. Actual results may differ from these estimates under varying assumptions or conditions.

We consider an accounting estimate to be critical if:

•
the nature of the estimates or assumptions is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change; and

•	the impact of the estimates and assumptions on our financial condition or operating performance is material.

We believe that of our significant accounting policies, the following encompass a higher degree of judgment and/or complexity:

Depreciation of Property and Equipment

Accounting for property and equipment involves the use of estimates for determining the useful lives of the assets over which they are to be depreciated. We believe that the estimates we make to determine an asset’s useful life are critical accounting estimates because they require our management to make estimates about technological evolution and competitive uses of assets. We depreciate property and equipment on a straight-line basis over their useful lives based on management’s estimates of the period over which these assets will generate revenue (not to exceed the lease term plus renewal options for leased property). The useful lives are estimated based on historical experience with similar assets, taking into account anticipated technological or other changes. We periodically review these lives relative to physical factors, economic considerations and industry trends. If there are changes in the planned use of property and equipment, or if technological changes occur more rapidly than anticipated, the useful lives assigned to these assets may need to be shortened, resulting in the recognition of increased depreciation and amortization expense or write-offs in future periods. No significant changes to useful lives have been recorded in the past. A significant change in the facts and circumstances that we relied upon in making our estimates may have a material impact on our operating results and financial condition.

Impairment of Long-Lived Assets and Goodwill

We review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We review goodwill for impairment annually in the fourth quarter. In assessing the recoverability of our long-lived assets and goodwill, we consider changes in economic conditions and make assumptions regarding, among other factors, estimated future cash flows by market and by restaurant, discount rates by country and the fair value of the assets. Estimates of future cash flows are highly subjective judgments based on our experience and knowledge of our operations. These estimates can be significantly impacted by many factors, including changes in global and local business and economic conditions, operating costs, inflation, competition, and consumer and demographic trends. A key assumption impacting estimated future cash flows is the estimated change in comparable sales.

In the fourth quarter of 2012, 2011 and 2010, we assessed all markets for impairment indicators. As a result of these assessments, we performed impairment testing of our long-lived assets in Mexico, Puerto Rico and Peru in each of those three fiscal years, as well as in Aruba, Curaçao and the U.S. Virgin Islands of St. Croix and St. Thomas in fiscal year 2012 considering the recent operating losses we incurred in these markets (indicator of potential impairment). As a result of these analyses, no impairments were recorded for our operations in Peru in fiscal years 2011 and 2010 nor in Aruba, Curaçao or the U.S. Virgin Islands of St. Croix and St. Thomas in fiscal year 2012 since the estimates of undiscounted future cash flows for each restaurant in these markets or the fair market value exceeded its carrying value. However, we did record impairment charges associated with certain restaurants in Mexico, Puerto Rico and Peru (the latter only in 2012) with undiscounted future cash flows insufficient to recover their carrying value. The impairment charges were measured by the excess of the carrying amount of each restaurant over its fair value. The impairment charges amounted to U.S.$2.0 million, U.S.$1.7 million and U.S.$4.7 million in 2012, 2011 and 2010, respectively. No impairments were recorded during the six-month periods ended June 30, 2013 and 2012.

In the fourth quarter of each year, we also performed impairment testing of our goodwill. As a result of these analyses, in 2012 and 2011 we recorded impairment charges for the full amount of goodwill that had been generated in the acquisition of restaurants in Puerto Rico and St. Croix, respectively, amounting to U.S.$0.7 million in 2012 and U.S.$2.1 million in 2011. No impairments of goodwill were recognized in 2010 nor during the six-month periods ended June 30, 2013 and 2012.

If our estimates or underlying assumptions change in the future, we may be required to record additional impairment charges.

Share-Based Compensation

We have a share-based compensation plan outstanding pursuant to which we granted liability awards to certain employees under a long-term incentive plan. The accrued liability is remeasured at the end of each reporting period until settlement. Effective December 31, 2010, we changed the method of measuring our liability awards from the intrinsic value method to a fair value method using the Black-Scholes model. At December 31, 2010, we considered the estimated initial public offering price per class A share (U.S.$16.50) in determining the fair value of the awards because in 2011 our Board of Directors decided that on a going forward basis the fair value would be based on that price instead of the formulas that had previously been used to value such awards. Beginning on April 14, 2011, the date of our initial public offering, we have considered the quoted market price per class A share in determining the fair value of the awards.

Accounting for the abovementioned share-based compensation plan involves the use of estimates for determining: (a) the number of units that will vest based on the estimated completion of the requisite service period, and (b) the assumptions required by the closed-form pricing model (expected volatility, dividend yield, risk-free interest rate and expected term). All of these assumptions significantly impact the estimated fair value of the awards. We use historical data and estimates to determine these assumptions, and if these assumptions and/or the stock price change significantly in the future, our operating results and financial condition could be significantly impacted. See Note 16 to our audited consolidated financial statements included in our annual report on Form 20-F for the year ended December 31, 2012 and Note 7 to our unaudited condensed consolidated financial statements included in our report on Form 6-K dated August 6, 2013.

In addition, in March 2011, we adopted our Equity Incentive Plan, or 2011 Plan, to attract and retain the most highly qualified and capable professionals and to promote the success of our business through an annual award program. The 2011 Plan permits grants of awards relating to our class A shares, including awards in the form of share (also referred to as stock) options, restricted shares, restricted share units, share appreciation rights, performance awards and other share-based awards as will be determined by our Board of Directors. The maximum number of shares that may be issued under the 2011 Plan is 5,238,235 class A shares, equal to 2.5% of our total outstanding class A and class B shares immediately following our initial public offering on April 14, 2011.

We made a special grant of stock options and restricted share units in 2011 in connection with our initial public offering. Both types of special awards vest as follows: 1/3 on each of the second, third and fourth anniversaries of the grant date. We also made recurring grants of stock options and restricted share units in each of the fiscal years 2011, 2012 and 2013. Both types of these recurring annual awards vest as follows: 40% on the second anniversary of the date of grant and 20% on each of the following three anniversaries. For all grants, each stock option granted represents the right to acquire a class A share at its grant-date fair market value, while each restricted share unit represents the right to receive a class A share when vested.

Restricted share units are measured at the grant-date fair value of our class A shares as if these shares were vested and issued on the grant date. Stock options are accounted for at their grant-date fair value. Fair value of stock options is calculated using the Black-Scholes option pricing model. This calculation is affected by our stock price as well as assumptions regarding a number of highly complex and subjective variables (expected volatility, dividend yield, risk-free interest rate and expected term). See Note 7 to our unaudited condensed consolidated financial statements included in our report on Form 6-K dated August 6, 2013 for more details.

Accounting for Income Taxes

We record a valuation allowance to reduce the carrying value of deferred tax assets if it is more likely than not that some portion or all of our deferred assets will not be realized. Our valuation allowance as of December 31, 2012, 2011 and 2010 amounted to U.S.$236.6 million, U.S.$223.8 million and U.S.$220.2 million, respectively. We have considered future taxable income and ongoing prudent and feasible tax strategies in assessing the need for the valuation allowance. This assessment is carried out on the basis of internal projections, which are updated to reflect our most recent operating trends, such as expiration date for tax losses carryforward. Because of the imprecision inherent in any forward-looking data, the further into the future our estimates cover, the less objectively verifiable they become. Therefore, we apply judgment to define the period of time to include projected future income to support the future realization of the tax benefit of an existing deductible temporary difference or carryforward and whether there is sufficient evidence to support the projections at a more-likely-than-not level for this period of time. Determining whether a valuation allowance for deferred tax assets is necessary often requires an extensive analysis of positive (e.g., a history of accurately projecting income) and negative evidence (e.g., historic operating losses) regarding realization of the deferred tax assets and inherent in that, an assessment of the likelihood of sufficient future taxable income. During 2012, 2011 and 2010, we recognized a gain for the change in the valuation allowance amounting to U.S.$7.7 million, U.S.$21.0 million and U.S.$91.4 million, respectively, due to improvements in projected taxable income and a relative increase of positive evidence as compared to negative evidence due to the reversal of trends of historic operating losses in some markets. If these estimates and assumptions change in the future, we may be required to adjust the valuation allowance. This could result in a charge to, or an increase in, income in the period this determination is made.

Provision for Contingencies

We have certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving labor, tax and other matters. Accounting for contingencies involves the use of estimates for determining the probability of each contingency and the estimated amount to settle the obligation, including related costs. We accrue liabilities when it is probable that future costs will be incurred and the costs can be reasonably estimated. The accruals are based on all the information available at the issuance date of the financial statements, including our estimates of the outcomes of these matters and our lawyers’ experience in contesting, litigating and settling familiar matters. If we are unable to reliably measure the obligation, no provision is recorded and information is then presented in the notes to our consolidated financial statements. As the scope of the liabilities becomes better defined, there may be changes in the estimates of future costs. Because of the inherent uncertainties in this estimation, actual expenditures may be different from the originally estimated amount recognized.

Results of Operations

We have based the following discussion on our consolidated financial statements. You should read it along with these financial statements, and it is qualified in its entirety by reference to them.

In a number of places in this report on Form 6-K, in order to analyze changes in our business from period to period, we present our results of operations and financial condition on a constant currency basis, which isolates the effects of foreign exchange rates on our results of operations and financial condition. In particular, we have isolated the effects of appreciation and depreciation of local currencies in the Territories against the U.S. dollar because we believe that doing so is useful in understanding the development of our business. For these purposes, we eliminate the effect of movements in the exchange rates by converting the balances for both periods being compared from their local currencies to the U.S. dollar using the same exchange rate.

Six Months Ended June 30, 2013 Compared to Six Months Ended June 30, 2012

Set forth below are our results of operations for the six months ended June 30, 2013 and 2012.

	For the Six Months Ended June 30,
	2013	2012	% Increase (Decrease)
	(in thousands of U.S. dollars)
Sales by Company-operated restaurants	$1,881,761	$1,748,716	7.6%
Revenues from franchised restaurants	84,334	77,094	9.4
Total revenues	1,966,095	1,825,810	7.7
Company-operated restaurant expenses:
Food and paper	(665,658)	(612,747)	8.6
Payroll and employee benefits	(409,217)	(368,706)	11.0
Occupancy and other operating expenses	(523,155)	(474,935)	10.2
Royalty fees	(92,192)	(86,937)	6.0
Franchised restaurants – occupancy expenses	(31,619)	(27,849)	13.5
General and administrative expenses	(163,452)	(152,591)	7.1
Other operating expenses, net	(5,236)	(5,556)	(5.8)
Total operating costs and expenses	(1,890,529)	(1,729,321)	9.3
Operating income	75,566	96,489	(21.7)
Net interest expense	(30,787)	(25,939)	18.7
Gain (Loss) from derivative instruments	261	(1,326)	(119.7)
Foreign currency exchange results	(35,703)	(11,111)	221.3
Other non-operating expenses, net	(690)	(1,260)	(45.2)
Income before income taxes	8,647	56,853	(84.8)
Income tax expense	(6,469)	(19,223)	(66.3)
Net income	2,178	37,630	(94.2)
Plus (Less): Net loss (income) attributable to non-controlling interests	5	(127)	(103.9)
Net income attributable to Arcos Dorados Holdings Inc.	2,183	37,503	(94.2)

Set forth below is a summary of changes to our systemwide, Company-operated and franchised restaurant portfolios for the six months ended June 30, 2013 and 2012.

Systemwide Restaurants	For the Six Months Ended June 30,
	2013	2012
Systemwide restaurants at beginning of period	1,948	1,840
Restaurant openings	31	31
Restaurant closings	(8)	(13)
Systemwide restaurants at end of period	1,971	1,858

Company-operated Restaurants	For the Six Months Ended June 30,
	2013	2012
Company-operated restaurants at beginning of period	1,453	1,358
Restaurant openings	27	25
Restaurant closings	(3)	(8)
Net conversions of franchised restaurants to Company-operated restaurants	-	5
Company-operated restaurants at end of period	1,477	1,380

Franchised Restaurants	For the Six Months Ended June 30,
	2013	2012
Franchised restaurants at beginning of period	495	482
Restaurant openings	4	6
Restaurant closings	(5)	(5)

Franchised Restaurants	For the Six Months Ended June 30,
	2013	2012
Net conversions of franchised restaurants to Company-operated restaurants	-	(5)
Franchised restaurants at end of period	494	478

Key Business Measures

We track our results of operations and manage our business by using three key business measures: comparable sales growth, average restaurant sales and sales growth. Unless otherwise stated, comparable sales growth, average restaurant sales and sales growth are presented on a systemwide basis.

Comparable Sales

For the Six Months Ended June 30, 2013
Arcos Dorados
Systemwide comparable sales growth	10.8%
Company-operated comparable sales growth	10.3
Franchised comparable sales growth	12.2

Systemwide Comparable Sales Growth by Division
Brazil	9.5%
Caribbean division	13.5
NOLAD	(1.4)
SLAD	18.0

Company-operated Comparable Sales Growth by Division
Brazil	9.3%
Caribbean division	10.3
NOLAD	(1.3)
SLAD	17.4

Franchised Comparable Sales Growth by Division
Brazil	10.2%
Caribbean division	21.0
NOLAD	(1.7)
SLAD	22.6

Our comparable sales growth on a systemwide basis for the six months ended June 30, 2013 was driven by the increase in average check, primarily due to price increases.

Average Restaurant Sales

	For the Six Months Ended June 30,
	2013	2012
	(in thousands of U.S. dollars)
Systemwide average restaurant sales	$1,298	$1,279
Company-operated average restaurant sales	1,284	1,277
Franchised average restaurant sales	1,339	1,284

Our ARS for the six months ended June 30, 2013 increased because of comparable sales growth of 10.8%, and was partially offset by the depreciation of some currencies in the Territories against the U.S. dollar.

Sales Growth

	For the Six Months Ended June 30, 2013
	(in nominal terms)	(in constant currency)
Brazil	6.5%	16.6%
Caribbean division	6.9	15.4
NOLAD	6.1	2.5
SLAD	11.7	24.0
Total Systemwide Sales Growth	7.6	16.2

In nominal terms, sales growth increased during the six months ended June 30, 2013 due to comparable sales growth of 10.8% and the net addition of 131 restaurants systemwide since January 1, 2012. We had 1,477 Company-operated restaurants and 494 franchised restaurants as of June 30, 2013, compared to 1,380 Company-operated restaurants and 478 franchised restaurants as of June 30, 2012. This was partially offset by the negative impact of the depreciation of most currencies in the Territories against the U.S. dollar.

Revenues

	For the Six Months Ended June 30,
	2013	2012	% Increase (Decrease)
	(in thousands of U.S. dollars)
Sales by Company-operated Restaurants
Brazil	$877,362	$831,772	5.5%
Caribbean division	361,282	337,908	6.9
NOLAD	190,056	175,051	8.6
SLAD	453,061	403,985	12.1
Total	1,881,761	1,748,716	7.6
Revenues from Franchised Restaurants
Brazil	$42,591	$37,940	12.3%
Caribbean division	23,580	21,871	7.8
NOLAD	9,522	9,435	0.9
SLAD	8,641	7,848	10.1
Total	84,334	77,094	9.4
Total Revenues
Brazil	$919,953	$869,712	5.8%
Caribbean division	384,862	359,779	7.0
NOLAD	199,578	184,486	8.2
SLAD	461,702	411,833	12.1
Total	1,966,095	1,825,810	7.7

Sales by Company-operated Restaurants

Total sales by Company-operated restaurants increased by U.S.$133.0 million, or 7.6%, from U.S.$1,748.7 million in the six months ended June 30, 2012 to U.S.$1,881.8 million in the six months ended June 30, 2013. The 10.3% growth in comparable sales, which resulted from a higher average check, caused sales to increase by U.S.$179.7 million. In addition, sales by Company-operated restaurants increased by U.S.$102.9 million as a result of 107 net restaurant openings since January 1, 2012, and the conversion of 12 franchised restaurants into Company-operated restaurants. This was partially offset by U.S.$149.6 million in total sales as a result of the depreciation of most currencies in the Territories against the U.S. dollar.

In Brazil, sales by Company-operated restaurants increased by U.S.$45.6 million, or 5.5%, to U.S.$877.4 million. This was the consequence of comparable sales growth of 9.3%, which contributed U.S.$77.0 million to the increase in sales. Average check growth was the primary driver of the comparable sales increase. In addition, 57 net restaurant openings since January 1, 2012 contributed U.S.$51.0 million to the increase. Sales were negatively affected by the depreciation of the real against the U.S. dollar, which caused sales to decrease by U.S.$82.4 million.

In the Caribbean division, sales by Company-operated restaurants increased by U.S.$23.4 million, or 6.9%, to U.S.$361.3 million. The main driver of this increase was 10.3% growth in comparable sales, which represented U.S.$34.0 million. Average check growth was the driver of comparable sales growth and resulted mainly from price increases. In addition, the net opening of 9 restaurants since January 1, 2012 contributed U.S.$13.9 million to the increase in sales. This was partially offset by the depreciation of some currencies against the U.S. dollar, mainly the Venezuelan bolívar fuerte, which caused sales to decrease by U.S.$24.5 million.

In NOLAD, sales by Company-operated restaurants increased by U.S.$15.0 million, or 8.6%, to U.S.$190.1 million. This growth was mainly explained by 17 net restaurant openings and the conversion of 7 franchised restaurants into Company-operated restaurants since January 1, 2012, which resulted in a sales increase of U.S.$11.1 million. In addition, the appreciation of local currencies caused sales to increase by U.S.$6.1 million. This was partially offset by a comparable sales decrease of 1.3%, causing sales to fall by U.S.$2.2 million, which was explained by a decrease in average check driven by negative product mix changes.

In SLAD, sales by Company-operated restaurants increased by U.S.$49.1 million, or 12.1%, to U.S.$453.1 million. The 17.4% growth in comparable sales, which resulted 85% from a higher average check and the rest from increased traffic, caused sales to increase by U.S.$71.0 million. In addition, the net opening of 24 Company-operated restaurants and the conversion of 5 franchised restaurants into Company-operated restaurants since January 1, 2012 resulted in a sales increase of U.S.$26.9 million. This was partially offset by the depreciation of some currencies against the U.S. dollar, mainly the Argentine peso, which offset the increase in sales by U.S.$48.8 million.

Revenues from Franchised Restaurants

Our total revenues from franchised restaurants increased by U.S.$7.2 million, or 9.4%, from U.S.$77.1 million in the six months ended June 30, 2012 to U.S.$84.3 million in the six months ended June 30, 2013. The main contributor to this increase was comparable sales growth of 12.2%, which resulted in an increase in revenues of U.S.$9.8 million. The net opening of 24 franchised restaurants, which was partially offset by the conversion of 12 franchised restaurants into Company-operated restaurants since January 1, 2012, caused revenues from franchised restaurants to increase by U.S.$3.1 million. Increased rental income, as most of our franchise agreements provide for rent increases when sales increase, resulted in higher revenues from franchised restaurants of U.S.$1.6 million. The depreciation of some currencies in the Territories against the U.S. dollar offset the increase in revenues by U.S.$7.3 million.

In Brazil, revenues from franchised restaurants increased by U.S.$4.7 million, or 12.3%, to U.S.$42.6 million primarily as a result of comparable sales growth of 10.2% and 27 net franchised restaurant openings since January 1, 2012, which explained U.S.$3.9 million and U.S.$3.5 million of the increase, respectively. In addition, increased rental income resulted in increased revenues from franchised restaurants of U.S.$1.3 million. This was partially offset by the depreciation of the real against the U.S. dollar, causing franchised revenues to decrease by U.S.$4.0 million.

In the Caribbean division, revenues from franchised restaurants increased by U.S.$1.7 million, or 7.8%, to U.S.$23.6 million. This increase is mainly explained by comparable sales growth of 21.0%, which explained U.S.$4.5 million, and rent increase amounting to U.S.$0.3 million. This was partially offset by the depreciation the Venezuelan bolívar fuerte, which decreased franchised revenue by U.S.$2.6 million, and the impact of the net closing of 6 restaurants since January 1, 2012, which caused revenues to decrease by U.S.$0.5 million.

In NOLAD, revenues from franchised restaurants increased by U.S.$0.1 million, or 0.9%, to U.S.$9.5 million. This growth was a result of the appreciation of the Mexican peso, which amounted to a U.S.$0.4 million sales increase. The results were partially offset by a 1.7% decrease in comparable sales and the conversion of 7 franchised restaurants into Company-operated restaurants (partially offset by 1 net franchised restaurant opening) since January 1, 2012, which caused revenues from franchised restaurants to decrease by U.S.$0.2 million and U.S.$0.1 million, respectively.

In SLAD, revenues from franchised restaurants increased by U.S.$0.8 million, or 10.1%, to U.S.$8.6 million. This growth mainly resulted from a comparable sales growth of 22.6%, which increased revenues by U.S.$1.6 million. In addition, the net opening of 2 restaurants, partially offset by the conversion of 5 franchised restaurants into Company-operated restaurants since January 1, 2012, and higher rental income caused revenues to increase by U.S.$0.2 million and U.S.$0.1 million, respectively. The depreciation of the Argentine peso against the U.S. dollar represented a decrease in revenues of U.S.$1.2 million.

Operating Costs and Expenses

Food and Paper

Our total food and paper costs increased by U.S.$52.9 million, or 8.6%, to U.S.$665.7 million in the six months ended June 30, 2013, as compared to the same period in 2012. As a percentage of our total sales by Company-operated restaurants, food and paper costs increased 0.3 percentage points to 35.4% primarily due to the high cost of dollar-denominated inputs, especially in Venezuela.

In Brazil, food and paper costs increased by U.S.$8.7 million, or 3.2%, to U.S.$277.9 million. As a percentage of the division’s sales by Company-operated restaurants, food and paper costs decreased 0.7 percentage points to 31.7%, primarily as a result of price increases above cost increases and favorable product mix shift.

In the Caribbean division, food and paper costs increased by U.S.$22.2 million, or 17.3%, to U.S.$150.6 million. As a percentage of the division’s sales by Company-operated restaurants, food and paper costs increased by 3.7 percentage points to 41.7%, mainly driven by the higher costs of dollar-denominated inputs in Venezuela.

In NOLAD, food and paper costs increased by U.S.$4.0 million, or 5.4%, to U.S.$77.9 million. As a percentage of the division’s sales by Company-operated restaurants, food and paper costs decreased 1.2 percentage points to 41.0%, resulting primarily from average check increases higher than the increase in costs in Mexico and Panama.

In SLAD, food and paper costs increased by U.S.$18.0 million, or 12.7%, to U.S.$159.3 million. As a percentage of the division’s sales by Company-operated restaurants, food and paper costs increased 0.2 percentage points to 35.2%, mostly as a result of cost increases above average check growth in Chile.

Payroll and Employee Benefits

Our total payroll and employee benefits costs increased by U.S.$40.5 million, or 11.0%, to U.S.$409.2 million in the six months ended June 30, 2013, as compared to the same period in 2012. As a percentage of our total sales by Company-operated restaurants, payroll and employee benefits costs increased 0.7 percentage points to 21.7%. This increase in payroll and employee benefits costs as a percentage of our total sales by Company-operated restaurants is mostly attributable to wage increases that outpaced our sales growth in several markets, and the initial cost resulting from the migration to a fixed labor schedule in Brazil. Wages increased mostly due to government-mandated minimum wage increases in our major Territories and higher employee benefits.

In Brazil, payroll and employee benefits costs increased by U.S.$22.2 million, or 12.7%, to U.S.$197.3 million. As a percentage of the division’s sales by Company-operated restaurants, payroll and employee benefits costs increased 1.4 percentage points to 22.5% mainly as a result of the initial cost of the migration to a fixed labor schedule along with higher employee benefits.

In the Caribbean division, payroll and employee benefits costs increased by U.S.$3.2 million, or 4.5%, to U.S.$74.2 million. As a percentage of the division’s sales by Company-operated restaurants, payroll and employee benefits costs decreased 0.5 percentage points to 20.5% as a result of an increase in the average check at a greater rate than the salaries increase in Venezuela, and improved operational efficiency. Operational efficiency is defined as the number of transactions (receipts issued by cashiers) per crew hour.

In NOLAD, payroll and employee benefits costs increased by U.S.$3.5 million, or 12.3%, to U.S.$32.3 million. As a percentage of the division’s sales by Company-operated restaurants, payroll and employee benefits costs increased 0.6 percentage points to 17.0% resulting from the average check increasing at a lower rate than wages. This was partially offset by an increase in operational efficiency.

In SLAD, payroll and employee benefits costs increased by U.S.$11.6 million, or 12.4%, to U.S.$105.5 million. As a percentage of the division’s sales by Company-operated restaurants, payroll and employee benefits increased

0.1 percentage points to 23.3% as a result of salary increases above our average check growth, partially offset by an increase in operational efficiency.

Occupancy and Other Operating Expenses

Our total occupancy and other operating expenses increased by U.S.$48.2 million, or 10.2%, to U.S.$523.2 million in the six months ended June 30, 2013, as compared to the same period in 2012. As a percentage of our total sales by Company-operated restaurants, occupancy and other operating expenses increased 0.6 percentage points to 27.8% mainly due to an increase in depreciation and amortization and higher rent expense.

In Brazil, occupancy and other operating expenses increased by U.S.$18.0 million, or 7.7%, to U.S.$253.0 million. As a percentage of the division’s sales by Company-operated restaurants, occupancy and other operating expenses increased 0.6 percentage points to 28.8% mainly due to an increase in depreciation expenses.

In the Caribbean division, occupancy and other operating expenses increased by U.S.$7.6 million, or 8.1%, to U.S.$101.2 million. As a percentage of the division’s sales by Company-operated restaurants, occupancy and other operating expenses increased 0.3 percentage points to 28.0% as a result of an increase in depreciation expenses and rent expense, partially offset by lower maintenance and utility expenses.

In NOLAD, occupancy and other operating expenses increased by U.S.$6.3 million, or 10.8%, to U.S.$64.3 million. As a percentage of the division’s sales by Company-operated restaurants, occupancy and other operating expenses increased 0.7 percentage points to 33.9% mainly because of higher rent expense explained by the impact of comparable sales decrease on minimum rent contracts.

In SLAD, occupancy and other operating expenses increased by U.S.$15.0 million, or 14.6%, to U.S.$117.4 million. As a percentage of the division’s sales by Company-operated restaurants, occupancy and other operating expenses increased 0.6 percentage points to 25.9% mainly due to higher depreciation and amortization.

Royalty Fees

Our total royalty fees increased by U.S.$5.3 million, or 6.0%, to U.S.$92.2 million in the six months ended June 30, 2013, as compared to the same period in 2012. As a percentage of sales, royalty fees decreased 0.1 percentage points due to an extension of the relief granted by McDonald’s Corporation in Venezuela due to the economic environment prevailing in that country.

In Brazil, royalty fees increased by U.S.$2.5 million, or 5.7%, to U.S.$47.2 million in the six months ended June 30, 2013, as compared to the same period in 2012, in line with the increase in sales by Company-operated restaurants. As a percentage of sales, royalty fees remained unchanged at 5.4%.

In the Caribbean division, royalty fees decreased by U.S.$0.5 million, or 3.7%, to U.S.$13.6 million in the six months ended June 30, 2013, as compared to the same period in 2012. As a percentage of sales, royalty fees decreased by 0.4 percentage points due to an extension of the relief granted by McDonald’s Corporation in Venezuela due to economic environment prevailing in that country.

In NOLAD, royalty fees increased by U.S.$0.8 million, or 8.9%, to U.S.$9.2 million in the six months ended June 30, 2013, as compared to the same period in 2012, in line with the increase in sales by Company-operated restaurants.

In SLAD, royalty fees increased by U.S.$2.5 million, or 12.5%, to U.S.$22.2 million in the six months ended June 30, 2013, as compared to the same period in 2012. As a percentage of sales by Company-operated restaurants, royalty fees remained unchanged at 4.9 percentage points.

Franchised Restaurants—Occupancy Expenses

Occupancy expenses from franchised restaurants increased by U.S.$3.8 million, or 13.5%, to U.S.$31.6 million in the six months ended June 30, 2013, as compared to the same period in 2012, primarily due to higher rent expenses for leased properties as a consequence of the increase in sales generated by franchised restaurants and higher depreciation expense.

In Brazil, occupancy expenses from franchised restaurants increased by U.S.$3.2 million, or 20.0%, to U.S.$18.9 million in the six months ended June 30, 2013, as compared to the same period in 2012, primarily due to increased rent expenses for leased properties as a consequence of the increase in sales from franchised restaurants and higher depreciation expenses.

In the Caribbean division, occupancy expenses from franchised restaurants increased by U.S.$0.7 million, or 12.3%, to U.S.$6.2 million in the six months ended June 30, 2013, as compared to the same period in 2012. This is mainly explained by a higher allowance for doubtful accounts in Venezuela and higher rent expense.

In NOLAD, occupancy expenses from franchised restaurants increased by U.S.$0.2 million, or 3.6%, to U.S.$5.6 million in the six months ended June 30, 2013, as compared to the same period in 2012, primarily from higher rent expenses for leased properties.

In SLAD, occupancy expenses from franchised restaurants decreased by U.S.$0.2 million, or 9.9%, to U.S.$2.2 million in the six months ended June 30, 2013, as compared to the same period in 2012. This resulted from a lower allowance for doubtful accounts in Chile and local currency depreciation in Argentina against the U.S. dollar. This was partially offset by increased rent expenses for leased properties as a consequence of the increase in sales from franchised restaurants and higher depreciation expense.

Set forth below are the margins for our franchised restaurants in the six months ended June 30, 2013, as compared to the same period in 2012. The margin for our franchised restaurants is expressed as a percentage and is equal to the difference between revenues from franchised restaurants and occupancy expenses from franchised restaurants, divided by revenues from franchised restaurants.

	For the Six Months Ended June 30,
	2013	2012
Brazil	55.6%	58.5%
Caribbean Division	73.8	74.9
NOLAD	41.2	42.7
SLAD	74.3	68.6
Total	62.5	63.9

General and Administrative Expenses

General and administrative expenses increased by U.S.$10.9 million, or 7.1%, to U.S.$163.5 million in the six months ended June 30, 2013, as compared to the same period in 2012. This growth was mostly due to an increase in the stock-based compensation expense related to our Long-Term Incentive Plan amounting to U.S.$11.6 million (a gain of U.S.$10.4 million in 2012 versus a loss of U.S.$1.2 million in 2013, the latter includes the result from the total equity return swap transaction entered into on August 13, 2012 with the objective of minimizing the impact of share price variation over our income statement), mainly as a consequence of the variation in our stock price from period to period. In addition, higher other compensation expenses of U.S.$1.0 million coupled with higher payroll costs amounting to U.S.$16.6 million, mainly due to salary increases linked to Argentina’s inflation and new hirings in Brazil due to our expansion plan in that market, contributed to the increase. This was partially offset by the depreciation of some currencies in the Territories against the U.S. dollar, amounting to U.S.$13.3 million coupled with a decrease of U.S.$2.6 million in outside services expenses, and a decrease of U.S.$2.2 million in withholding taxes related to our intercompany service charges.

In Brazil, general and administrative expenses increased by U.S.$0.5 million, or 1.0%, to U.S.$46.5 million in the six months ended June 30, 2013, as compared to the same period in 2012. The increase measured in local currency is a consequence of higher payroll costs as a result of salary increases and the hiring of employees to fill new positions, most of which are related to our expansion plan, and higher professional services, amounting to U.S.$5.7 million and U.S.$0.7 million, respectively. This was partially offset by the depreciation of the real against the U.S. dollar amounting to U.S.$4.3 million coupled with a decrease in travel and occupancy expenses amounting to U.S.$0.7 million and U.S.$0.9 million, respectively.

In the Caribbean division, general and administrative expenses decreased by U.S.$1.6 million, or 5.4%, to U.S.$28.0 million in the six months ended June 30, 2013, as compared to the same period in 2012. This decrease resulted primarily from the depreciation of the local currency in Venezuela against the U.S. dollar, which explained U.S.$1.8 million. In addition, a decrease in travel and outside services expenses amounting to U.S.$0.6 million and U.S.$0.3 million, respectively, contributed to the decrease. This was partially offset by higher payroll costs mainly from Venezuela, due to its high inflationary levels, amounting to U.S.$0.7 million and moving expenses related to the relocation of the divisional office resulting from the restructuring of our divisions amounting to U.S.$0.5 million.

In NOLAD, general and administrative expenses increased by U.S.$2.1 million, or 17.0%, to U.S.$14.7 million in the six months ended June 30, 2013, as compared to 2012. This increase was mostly due to higher payroll costs, which explained U.S.$1.9 million, coupled with the appreciation of the local currency in Mexico against the U.S. dollar, which caused general and administrative expenses to increase by U.S.$0.6 million. This was partially offset by lower other payroll expenses amounting to U.S.$0.4 million.

In SLAD, general and administrative expenses increased by U.S.$0.3 million, or 1.4%, to U.S.$19.5 million in the six months ended June 30, 2013, as compared to the same period in 2012, primarily as a result of higher payroll costs, mainly in Argentina, due to its relatively high inflation levels, which explained U.S.$1.8 million. This was partially offset mainly by the depreciation of the Argentine peso against the U.S. dollar, which caused general and administrative expenses to decrease by U.S.$1.6 million.

General and administrative expenses for Corporate and others increased by U.S.$9.6 million, or 21.2%, to U.S.$54.7 million in the six months ended June 30, 2013, as compared to the same period in 2012. This increase was mostly due to an increase in the stock-based compensation expense related to our Long-Term Incentive Plan amounting to U.S.$11.6 million (a gain of U.S.$10.4 million in 2012 versus a loss of U.S.$1.2 million in 2013, the latter includes the result from the total equity return swap transaction entered into on August 13, 2012 with the objective of minimizing the impact of share price variation over our income statement), mainly as a consequence of the variation in our stock price from period to period. In addition, other compensation expenses increased by U.S.$1.0 million,  coupled with higher payroll costs due to salary increases linked to Argentina’s inflation, as our corporate headquarters are located in Argentina, amounting to U.S.$6.4 million and higher occupancy expenses primarily from software depreciation which amounted  to U.S.$1.1 million, contributed to the increase. This was partially offset by a decrease of U.S.$3.3 million in outside services expenses, and a decrease of U.S.$2.2 million in withholding taxes related to our intercompany service charges, coupled with the depreciation of some local currencies, mainly Argentine peso, against the U.S. dollar which caused general and administrative expenses to decrease by U.S.$6.2 million.

Other Operating Expenses, Net

Other operating expenses, net decreased by U.S.$0.3 million, to U.S.$5.2 million in the six months ended June 30, 2013, as compared to the same period in 2012. This decrease was primarily attributable to higher gains on sale of property and equipment, partially offset by higher write-offs of property and equipment and other operating expenses.

Operating Income

	For the Six Months Ended June 30,
	2013	2012	% Increase (Decrease)
	(in thousands of U.S. dollars)
Brazil	$75,735	$84,654	(10.5)%
Caribbean division	11,054	12,514	(11.7)
NOLAD	(5,171)	(2,702)	(91.4)
SLAD	34,170	31,577	8.2
Corporate and others and purchase price allocation	(40,222)	(29,554)	(36.1)
Total	75,566	96,489	(21.7)

Operating income decreased by U.S.$20.9 million, or 21.7%, to U.S.$75.6 million in the six months ended June 30, 2013, as compared to the same period in 2012.

Net Interest Expense

Net interest expense increased by U.S.$4.8 million, or 18.7%, to U.S.$30.8 million in the six months ended June 30, 2013, as compared to the same period in 2012, mainly due to higher debt levels, partially offset by the positive impact of the Brazilian devaluation on debt denominated in Brazilian reais.

Gain (loss) from Derivative Instruments

Gain (loss) from derivative instruments decreased by U.S.$1.6 million, or 119.7%, from a loss of U.S.$1.3 million in the six months ended June 30, 2012 to a gain of U.S.$0.3 million in the six months ended June 30, 2013, primarily due to the unwinding of our bond swaps in April 2012.

Foreign Currency Exchange Results

Foreign currency exchange losses increased by U.S.$24.6 million, to a U.S.$35.7 million loss in the six months ended June 30, 2013, as compared to the same period in 2012. This was mainly a consequence of the impact on monetary assets of the elimination of the regulated foreign currency exchange system (SITME) in Venezuela and the official devaluation of the Venezuelan bolívar fuerte, which generated a foreign exchange loss totaling U.S.$15.4 million in February 2013. In addition, the increased depreciation of local currencies against the U.S. dollar generated a higher loss in remeasuring intercompany balances in the six months ended June 30, 2013 when compared to the same period in 2012.

Other Non-Operating Expenses, Net

Other non-operating expenses, net improved by U.S.$0.6 million to a U.S.$0.7 million loss in the six months ended June 30, 2013, as compared to the same period in 2012, primarily as a result of lower asset taxes and other non-operating expenses.

Income Tax Expense

Income tax expense decreased by U.S.$12.8 million, from U.S.$19.2 million in the six months ended June 30, 2012 to U.S.$6.5 million in the same period in 2013. Our consolidated effective tax rate increased by 41.0 percentage points to 74.8% in the six months ended June 30, 2013, as compared to the same period in 2012, mainly as a result of the negative impact of the devaluation in Venezuela, which generated a tax loss carryforward but not resulting in the recognition of a net deferred tax asset as a result of the recognition of a valuation allowance.

Net Income Attributable to Non-controlling Interests

Net income attributable to non-controlling interests for the six months ended June 30, 2013 increased by U.S.$0.1 million, when compared to the same period in 2012.

Net Income Attributable to Arcos Dorados Holdings Inc.

As a result of the foregoing, net income attributable to Arcos Dorados Holdings Inc. decreased by U.S.$35.3 million, or 94.2%, to U.S.$2.2 million in the six months ended June 30, 2013, as compared to the same period in 2012.

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

In January 2013, we made certain organizational changes in the structure of our geographical divisions in order to balance their relative weight in terms of number of restaurants and revenues. As a result of the reorganization effective January 1, 2013, Colombia and Venezuela became part of the Caribbean division with headquarters located in Colombia. For purposes of this report on Form 6-K, we have restated the discussion of our financial condition and results of operations for fiscal year 2012 compared to fiscal year 2011 by applying the structure prevailing as of the date of this report on Form 6-K on a retroactive basis. This adjusted segment information has not been audited.

Set forth below are our results of operations for the years ended December 31, 2012 and 2011.

	For the Years Ended December 31,
	2012	2011	% Increase (Decrease)
	(in thousands of U.S. dollars)
Sales by Company-operated restaurants	$3,634,371	$3,504,128	3.7%
Revenues from franchised restaurants	163,023	153,521	6.2
Total revenues	3,797,394	3,657,649	3.8
Company-operated restaurant expenses:
Food and paper	(1,269,146)	(1,216,141)	4.4
Payroll and employee benefits	(753,120)	(701,278)	7.4
Occupancy and other operating expenses	(984,004)	(918,102)	7.2
Royalty fees	(180,547)	(170,400)	6.0
Franchised restaurants – occupancy expenses	(56,057)	(51,396)	9.1
General and administrative expenses	(314,619)	(334,914)	(6.1)
Other operating expenses, net	(3,261)	(14,665)	(77.8)
Total operating costs and expenses	(3,560,754)	(3,406,896)	4.5
Operating income	236,640	250,753	(5.6)
Net interest expense	(54,247)	(60,749)	(10.7)
Loss from derivative instruments	(891)	(9,237)	(90.4)
Foreign currency exchange results	(18,420)	(23,926)	(23.0)
Other non-operating (expenses) income, net	(2,119)	3,562	(159.5)
Income before income taxes	160,963	160,403	0.3
Income tax expense	(46,375)	(44,603)	4.0
Net income	114,588	115,800	(1.0)
Less: Net income attributable to non-controlling interests	(256)	(271)	(5.5)
Net income attributable to Arcos Dorados Holdings Inc.	114,332	115,529	(1.0)

Set forth below is a summary of changes to our systemwide, Company-operated and franchised restaurant portfolios in 2012 and 2011.

Systemwide Restaurants	For the Years Ended December 31,
	2012	2011
Systemwide restaurants at beginning of period	1,840	1,755
Restaurant openings	130	101
Restaurant closings	(22)	(16)
Systemwide restaurants at end of period	1,948	1,840

Company-operated Restaurants	For the Years Ended December 31,
	2012	2011
Company-operated restaurants at beginning of period	1,358	1,292
Restaurant openings	99	79
Restaurant closings	(16)	(15)
Net conversions of franchised restaurants to Company-operated restaurants	12	2
Company-operated restaurants at end of period	1,453	1,358

Franchised Restaurants	For the Years Ended December 31,
	2012	2011
Franchised restaurants at beginning of period	482	463
Restaurant openings	31	22
Restaurant closings	(6)	(1)
Net conversions of franchised restaurants to Company-operated	(12)	(2)

Franchised Restaurants	For the Years Ended December 31,
	2012	2011
restaurants
Franchised restaurants at end of period	495	482

Key Business Measures

We track our results of operations and manage our business by using three key business measures: comparable sales growth, average restaurant sales and sales growth. Unless otherwise stated, comparable sales growth, average restaurant sales and sales growth are presented on a systemwide basis.

Comparable Sales

For the Year Ended December 31, 2012
Arcos Dorados
Systemwide comparable sales growth	9.2%
Company-operated comparable sales growth	9.0
Franchised comparable sales growth	9.5

Systemwide Comparable Sales Growth by Division
Brazil	5.2%
Caribbean division	13.3
NOLAD	4.4
SLAD	19.9

Company-operated Comparable Sales Growth by Division
Brazil	4.8%
Caribbean division	11.7
NOLAD	4.5
SLAD	19.3

Franchised Comparable Sales Growth by Division
Brazil	6.1%
Caribbean division	17.0
NOLAD	4.1
SLAD	24.4

Our comparable sales growth on a systemwide basis in 2012 was mainly driven by the increase in average check, which represented 89.8% of the increase in comparable sales. Average check growth resulted primarily from price increases. An increase in traffic caused 10.2% of the increase in comparable sales and was mainly driven by our value menu program.

Average Restaurant Sales

	For the Years Ended December 31,
	2012	2011
	(in thousands of U.S. dollars)
Systemwide average restaurant sales	$2,603	$2,648
Company-operated average restaurant sales	2,586	2,645
Franchised average restaurant sales	2,654	2,658

Our ARS decreased in 2012 because of the depreciation of most currencies in the Territories against the U.S. dollar, which was partially offset by comparable sales growth of 9.2%.

Sales Growth

	For the Year Ended December 31, 2012
	(in nominal terms)	(in constant currency)
Brazil	(4.6)%	11.4%
Caribbean division	14.2	14.6
NOLAD	5.9	9.9
SLAD	15.4	24.0
Total Systemwide Sales Growth	3.6	14.0

In nominal terms, sales growth increased during 2012 due to comparable sales growth of 9.2% and the net addition of 193 restaurants systemwide since January 1, 2011. We had 1,453 Company-operated restaurants and 495 franchised restaurants as of December 31, 2012, compared to 1,358 Company-operated restaurants and 482 franchised restaurants as of December 31, 2011. This was partially offset by the negative impact of the depreciation of most currencies in the Territories against the U.S. dollar.

Revenues

	For the Years Ended December 31,
	2012	2011	% Increase (Decrease)
	(in thousands of U.S. dollars)
Sales by Company-operated Restaurants
Brazil	$1,717,761	$1,811,390	(5.2)%
Caribbean division	706,990	621,947	13.7
NOLAD	364,588	336,004	8.5
SLAD	845,032	734,787	15.0
Total	3,634,371	3,504,128	3.7
Revenues from Franchised Restaurants
Brazil	$79,795	$79,434	0.5%
Caribbean division	47,740	42,034	13.6
NOLAD	19,453	19,261	1.0
SLAD	16,035	12,792	25.4
Total	163,023	153,521	6.2
Total Revenues
Brazil	$1,797,556	$1,890,824	(4.9)%
Caribbean division	754,730	663,981	13.7
NOLAD	384,041	355,265	8.1
SLAD	861,067	747,579	15.2
Total	3,797,394	3,657,649	3.8

Sales by Company-operated Restaurants

Total sales by Company-operated restaurants increased by U.S.$130.2 million, or 3.7%, from U.S.$3,504.1 million in 2011 to U.S.$3,634.4 million in 2012. The 9.0% growth in comparable sales, 87.5% of which resulted from a higher average check and the rest of which resulted from increased traffic, caused sales to increase by U.S.$314.9 million. In addition, sales by Company-operated restaurants increased by U.S.$182.1 million as a result of 147 net restaurant openings and the conversion of 14 franchised restaurants into Company-operated restaurants since January 1, 2011.  This was offset by U.S.$366.8 million as a result of the depreciation of most currencies in the Territories against the U.S. dollar.

In Brazil, sales by Company-operated restaurants decreased by U.S.$93.6 million, or 5.2%, to U.S.$1,717.8 million. The driver of the decrease was the depreciation of the real against the U.S. dollar, which caused sales to decrease by U.S.$290.1 million. In constant currency, sales increased by 10.8% mainly as a result of 79 net restaurant openings and the conversion of 1 franchised restaurant into a Company-operated restaurant since January 1, 2011, which contributed U.S.$110.1 million to the increase in sales in Brazil. In addition, 4.8% growth in comparable sales contributed U.S.$86.3 million to the increase. Average check growth represented 84.9% of comparable sales growth and the rest resulted from increased traffic. Average check growth resulted primarily from price increases, while the increase in traffic was primarily driven by our Big Pleasures, Small Prices value menu program.

In the Caribbean division, sales by Company-operated restaurants increased by U.S.$85.0 million, or 13.7%, to U.S.$707.0 million. The main driver of this increase was 11.7% growth in comparable sales, which represented U.S.$71.3 million. Average check was the driver of comparable sales growth and it resulted from price increases. In addition, the net opening of 20 restaurants and the conversion of 3 franchised restaurants into Company-operated restaurants since January 1, 2011 contributed U.S.$17.1 million to the increase in sales. This was partially offset by the depreciation of the European euro, which is the local currency in several of our Territories in the Caribbean, against the U.S. dollar, which caused sales to decrease by U.S.$3.3 million.

In NOLAD, sales by Company-operated restaurants increased by U.S.$28.6 million, or 8.5%, to U.S.$364.6 million. This growth was mainly explained by 18 net restaurant openings and the conversion of 7 franchised restaurants into Company-operated restaurants since January 1, 2011, which resulted in a sales increase of U.S.$24.9 million. In addition, comparable sales growth of 4.5% caused sales to increase by U.S.$15.2 million. Increase in traffic, which represented 98.8% of comparable sales increase, resulted primarily from higher volumes in the dessert category in Mexico. This was partially offset by the depreciation of local currencies in 2012, which caused sales to decrease by U.S.$11.5 million.

In SLAD, sales by Company-operated restaurants increased by U.S.$110.2 million, or 15.0%, to U.S.$845.0 million. The 19.3% growth in comparable sales, which resulted primarily from a higher average check coming from price increases, caused sales to increase by U.S.$142.1 million. In addition, the net opening of 30 Company-operated restaurants and the conversion of 3 franchised restaurants into Company-operated restaurants since January 1, 2011 resulted in a sales increase of U.S.$30.0 million. This was partially offset by the depreciation of some currencies in the region against the U.S. dollar, which offset the increase in sales by U.S.$61.9 million.

Revenues from Franchised Restaurants

Our total revenues from franchised restaurants increased by U.S.$9.5 million, or 6.2%, from U.S.$153.5 million in 2011 to U.S.$163.0 million in 2012. The main contributors to this increase were comparable sales growth of 9.5%, which resulted in an increase in revenues of U.S.$15.8 million, and the net opening of 46 franchised restaurants since January 1, 2011, which was partially offset by the conversion of 14 franchised restaurants into Company-operated restaurants during the same period, which caused revenues from franchised restaurants to increase by U.S.$6.5 million. Increased rental income, as most of our franchise agreements provide for rent increases when sales increase, resulted in higher revenues from franchised restaurants of U.S.$2.9 million. In 2012, 71% and 29% of revenues from franchised restaurants were earned on the basis of a percentage of sales and on a flat fee basis, respectively. In 2011, 73% and 27% of revenues from franchised restaurants were earned on the basis of a percentage of sales and on a flat fee basis, respectively. The depreciation of most currencies in the Territories against the U.S. dollar offset the increase in revenues by U.S.$15.7 million.

In Brazil, revenues from franchised restaurants increased by U.S.$0.4 million, or 0.5%, to U.S.$79.8 million primarily as a result of 36 net franchised restaurant openings, which were partly offset by the conversion of 1 franchised restaurant into a Company-operated restaurant, since January 1, 2011, and comparable sales growth of 6.1%, which explained U.S.$5.8 million and U.S.$4.8 million of the increase, respectively. In addition, increased rental income resulted in increased revenues from franchised restaurants of U.S.$3.2 million. This was partially offset by the depreciation of the real against the U.S. dollar by U.S.$13.5 million.

In the Caribbean division, revenues from franchised restaurants increased by U.S.$5.7 million, or 13.6%, to U.S.$47.7 million. This increase is mainly explained by comparable sales growth of 17.0%, which represented U.S.$6.9 million. This was partially offset by lower rental income by U.S.$0.7 million and the impact of the closing of 3 restaurants as well as the conversion of 3 franchised restaurants into Company-operated restaurants since January 1, 2011, which caused revenues to decrease U.S.$0.4 million.

In NOLAD, revenues from franchised restaurants increased by U.S.$0.2 million, or 1.0%, to U.S.$19.5 million. This growth was a result of the 4.1% increase in comparable sales and 9 net franchised restaurant openings, partially offset by the conversion of 7 franchised restaurants into Company-operated restaurants, since January 1, 2011, which caused revenues from franchised restaurants to increase U.S.$0.7 million and U.S.$0.3 million, respectively. The depreciation of the Mexican peso against the U.S. dollar contributed to the decrease in revenues by U.S.$0.9 million.

In SLAD, revenues from franchised restaurants increased by U.S.$3.2 million, or 25.4%, to U.S.$16.0 million. This growth mainly resulted from a comparable sales growth of 24.4%, which represented U.S.$2.9 million. In addition, the net openings of 4 restaurants partially offset by the conversion of 3 franchised restaurants into Company-operated restaurants since January 1, 2011 and higher rental income caused revenues to increase by U.S.$0.7 million and U.S.$0.9 million, respectively. The depreciation of some currencies in the region against the U.S. dollar represented a decrease in revenues of U.S.$1.3 million.

Operating Costs and Expenses

Food and Paper

Our total food and paper costs increased by U.S.$53.0 million, or 4.4%, to U.S.$1,269.1 million in 2012, as compared to 2011. As a percentage of our total sales by Company-operated restaurants, food and paper costs increased 0.2 percentage points to 34.9% primarily due to the depreciation of most currencies in the Territories against the U.S. dollar, as approximately 30% of our food and paper raw materials (excluding toys) and 100% of our Happy Meal toys are imported and paid for in U.S. dollars while our revenues are generated in local currencies.

In Brazil, food and paper costs decreased by U.S.$24.1 million, or 4.2%, to U.S.$551.4 million. As a percentage of the division’s sales by Company-operated restaurants, food and paper costs increased 0.3 percentage points to 32.1%, primarily as a result of the depreciation of the Brazilian real against the U.S. dollar, as approximately 19% of food and paper costs are imported.

In the Caribbean division, food and paper costs increased by U.S.$31.4 million, or 13.2%, to U.S.$269.9 million. As a percentage of the division’s sales by Company-operated restaurants, food and paper costs decreased by 0.2 percentage points to 38.2% mainly as a result of price increases above cost increases in Venezuela.

In NOLAD, food and paper costs increased by U.S.$10.2 million, or 7.2%, to U.S.$151.8 million. As a percentage of the division’s sales by Company-operated restaurants, food and paper costs decreased 0.5 percentage points to 41.6%, resulting primarily from average check increases higher than the increase in costs in Costa Rica and Panama coupled with efficiencies.

In SLAD, food and paper costs increased by U.S.$35.7 million, or 13.7%, to U.S.$296.1 million. As a percentage of the division’s sales by Company-operated restaurants, food and paper costs decreased 0.4 percentage points to 35.0%, mostly as a result of cost increases lower than the increase in the average check in Argentina.

Payroll and Employee Benefits

Our total payroll and employee benefits costs increased by U.S.$51.8 million, or 7.4%, to U.S.$753.1 million in 2012, as compared to 2011. As a percentage of our total sales by Company-operated restaurants, payroll and employee benefits costs increased 0.7 percentage points to 20.7%. This increase in payroll and employee benefits costs as a percentage of our total sales by Company-operated restaurants is mostly attributable to wage increases that outpaced our sales growth in several markets, which offset an increase in operational efficiency. Wages increased mostly due to government-mandated minimum wage increases in our major Territories.

In Brazil, payroll and employee benefits costs remained unchanged at U.S.$355.4 million. As a percentage of the division’s sales by Company-operated restaurants, payroll and employee benefits costs increased 1.1 percentage points to 20.7% as a result of the government-mandated minimum wage increases above average check growth. This was partially offset by an increase in operational efficiency.

In the Caribbean division, payroll and employee benefits costs increased by U.S.$13.6 million, or 10.5%, to U.S.$143.6 million. As a percentage of the division’s sales by Company-operated restaurants, payroll and employee benefits costs decreased 0.6 percentage points to 20.3% as a result of a reduction in overtime costs and the closing of 7 under-performing restaurants with higher than average payroll costs.

In NOLAD, payroll and employee benefits costs increased by U.S.$5.7 million, or 10.6%, to U.S.$59.1 million. As a percentage of the division’s sales by Company-operated restaurants, payroll and employee benefits costs increased 0.3 percentage points to 16.2% resulting from the average check increasing at a lower rate than wages in Panama and Costa Rica. This was partially offset by an increase in operational efficiency and the depreciation of the Mexican peso against the U.S. dollar, which contributed to a decrease in payroll costs of U.S.$2.0 million.

In SLAD, payroll and employee benefits costs increased by U.S.$32.5 million, or 20.0%, to U.S.$195.0 million. As a percentage of the division’s sales by Company-operated restaurants, payroll and employee benefits increased 1.0 percentage points to 23.1% as a result of salary increases higher than increases in our average check. This was partially offset by an increase in operational efficiency.

Occupancy and Other Operating Expenses

Our total occupancy and other operating expenses increased by U.S.$65.9 million, or 7.2%, to U.S.$984.0 million in 2012, as compared to 2011. As a percentage of our total sales by Company-operated restaurants, occupancy and other operating expenses increased 0.9 percentage points to 27.1% mainly due to an increase in depreciation and amortization as a result of the net openings in 2012 and higher outside services in some of the Territories.

In Brazil, occupancy and other operating expenses decreased by U.S.$9.6 million, or 1.9%, to U.S.$483.4 million. As a percentage of the division’s sales by Company-operated restaurants, occupancy and other operating expenses increased 0.9 percentage points to 28.1% mainly due to an increase in outside services.

In the Caribbean division, occupancy and other operating expenses increased by U.S.$27.2 million, or 16.1%, to U.S.$196.4 million. As a percentage of the division’s sales by Company-operated restaurants, occupancy and other operating expenses increased 0.6 percentage points to 27.8% as a result of higher rent expense due to new store openings with higher average rent and higher depreciation expense.

In NOLAD, occupancy and other operating expenses increased by U.S.$9.5 million, or 8.5%, to U.S.$120.7 million. As a percentage of the division’s sales by Company-operated restaurants, occupancy and other operating expenses remained unchanged at 33.1 percentage points.

In SLAD, occupancy and other operating expenses increased by U.S.$30.3 million, or 16.8%, to U.S.$211.3 million. As a percentage of the division’s sales by Company-operated restaurants, occupancy and other operating expenses increased 0.4 percentage points to 25.0% mainly due to higher outside services, maintenance and repair expenses and higher preopening costs.

Royalty Fees

Our total royalty fees increased by U.S.$10.1 million, or 6.0%, to U.S.$180.5 million in 2012, as compared to 2011. As a percentage of sales, royalty fees increased 0.1 percentage points due to CIDE tax charges on royalty payments, as discussed below. This was partially offset by a partial relief granted by McDonald’s Corporation in Venezuela due to the economic environment prevailing in that country.

In Brazil, royalty fees increased by U.S.$3.9 million, or 4.4%, to U.S.$92.1 million in 2012, as compared to 2011, due to CIDE tax charges on royalty payments that we started to pay in 2012. In 2011, CIDE tax charges on royalty payments were recorded within “Other operating expenses, net” as part of the accrual of the provision for contingencies. CIDE is a Brazilian social contribution tax that applies to Brazilian entities that pay royalties to non-residents. Prior to 2011, we were not required to pay CIDE under the then-existing interpretations of the Brazilian fiscal authorities. In 2011, there was a change in the interpretation of the Brazilian fiscal authorities, pursuant to which we decided to commence recognition of these charges.

In the Caribbean division, royalty fees decreased by U.S.$0.7 million, or 2.3%, to U.S.$29.6 million in 2012, as compared to 2011, due to the relief granted by McDonald’s Corporation in Venezuela.

In NOLAD, royalty fees increased by U.S.$1.3 million, or 8.3%, to U.S.$17.6 million in 2012, as compared to 2011, in line with the increase in sales by Company-operated restaurants.

In SLAD, royalty fees increased by U.S.$5.6 million, or 15.7%, to U.S.$41.3 million in 2012, as compared to 2011. As a percentage of sales by Company-operated restaurants, royalty fees remained unchanged at 4.9%.

Franchised Restaurants—Occupancy Expenses

Occupancy expenses from franchised restaurants increased by U.S.$4.7 million, or 9.1%, to U.S.$56.1 million in 2012, as compared to 2011, primarily due to higher depreciation expense as well as higher rent expenses for leased properties as a consequence of the increase in sales generated by franchised restaurants. This was partially offset by lower allowance for doubtful accounts in Puerto Rico in 2012 as compared to 2011 and the reversal of allowances in Chile and Mexico.

In Brazil, occupancy expenses from franchised restaurants increased by U.S.$4.3 million, or 15.1%, to U.S.$32.8 million in 2012, as compared to 2011, primarily due to CIDE tax charges on royalty payments, depreciation expense and increased rent expenses for leased properties as a consequence of the increase in sales from franchised restaurants.

In the Caribbean division, occupancy expenses from franchised restaurants increased by U.S.$0.6 million, or 5.3%, to U.S.$12.4 million in 2012, as compared to 2011. This is mainly explained by higher rent expense for leased properties as a consequence of the increase in sales from franchised restaurants and higher depreciation expense, partially offset by the abovementioned lower allowance for doubtful accounts in Puerto Rico.

In NOLAD, occupancy expenses from franchised restaurants decreased by U.S.$0.3 million, or 2.7%, to U.S.$10.4 million in 2012, as compared to 2011, primarily from a partial reversal of allowances for doubtful accounts in Mexico.

In SLAD, occupancy expenses from franchised restaurants decreased by U.S.$0.9 million, or 22.7%, to U.S.$3.0 million in 2012, as compared to 2011. This resulted mainly from the reversal of allowances for doubtful accounts in Chile.

Set forth below are the margins for our franchised restaurants in 2012, as compared to 2011. The margin for our franchised restaurants is expressed as a percentage and is equal to the difference between revenues from franchised restaurants and occupancy expenses from franchised restaurants, divided by revenues from franchised restaurants.

	For the Years Ended December 31,
	2012	2011
Brazil	58.9%	64.2%
Caribbean Division	74.1	72.1
NOLAD	46.4	44.3
SLAD	81.5	70.1
Total	65.6	66.5

General and Administrative Expenses

General and administrative expenses decreased by U.S.$20.3 million, or 6.1%, to U.S.$314.6 million in 2012, as compared to 2011. This decrease was mostly due to a decrease in the stock-based compensation expense as a consequence of the impact of the variation in our stock price from period to period, which decrease amounted to U.S.$30.9 million, and from the depreciation of most currencies in the Territories against the U.S. dollar, amounting to U.S.$28.3 million. This was partially offset by an increase in expenses resulting primarily from higher payroll costs amounting to U.S.$25.5 million, mainly due to salary increases linked to Argentina’s inflation and new hirings in Brazil due to the market expansion plan, higher professional services expenses amounting to U.S.$14.9 million, due to our ongoing systems integration and shared service center implementation throughout the region, and higher occupancy expenses amounting to U.S.$4.6 million.

In Brazil, general and administrative expenses decreased by U.S.$4.6 million, or 4.7%, to U.S.$92.9 million in 2012, as compared to 2011. The decrease resulted primarily from the depreciation of the real against the U.S. dollar amounting to U.S.$15.2 million. The increase in local currency is a consequence of higher payroll costs as a result of salary increases and the hiring of employees to fill new positions, most of which are related to our expansion plan and higher professional services, which totaled U.S.$6.9 million and U.S.$3.3 million, respectively.

In the Caribbean division, general and administrative expenses increased by U.S.$4.9 million, or 9.6%, to U.S.$55.9 million in 2012, as compared to 2011. This increase was mostly due to higher payroll costs, mainly related to salary increases due to inflation in Venezuela, which explained U.S.$5.7 million. This was partially offset by lower other general expenses and the depreciation of the European euro against the U.S. dollar, which contributed U.S.$0.4 million and U.S.$0.3 million to the decrease in expenses, respectively.

In NOLAD, general and administrative expenses decreased by U.S.$3.5 million, or 12.6%, to U.S.$24.5 million in 2012, as compared to 2011. This decrease was due in part to lower payroll costs, which explained U.S.$1.5 million. In addition, the depreciation of the local currency in Mexico against the U.S. dollar contributed to a decrease in general and administrative expenses of U.S.$1.3 million.

In SLAD, general and administrative expenses decreased by U.S.$2.7 million, or 6.7%, to U.S.$37.1 million in 2012, as compared to 2011, primarily as a result of the depreciation of some local currencies in the region against the U.S. dollar, which caused general and administrative expenses to decrease by U.S.$2.2 million, coupled with lower professional services by U.S.$1.3 million and lower occupancy expenses amounting to U.S.$0.4 million. This was partially offset by higher payroll costs of U.S.$1.3 million, mainly in Argentina.

General and administrative expenses for Corporate and others decreased by U.S.$14.4 million, or 12.1%, to U.S.$104.2 million in 2012, as compared to 2011. This decrease was mostly due to a decrease in stock-based compensation expense of U.S.$30.9 million as a consequence of the variation in our stock price from period to period and the depreciation of most local currencies in the Territories against the U.S. dollar, which explained U.S.$9.3 million. This was partially offset by higher payroll costs due to salary increases linked to Argentina’s inflation, as our corporate headquarters are located in Argentina, amounting to U.S.$13.1 million and higher professional services expenses related to our ongoing systems integration and shared service center implementation throughout the region, which increased by U.S.$12.9 million.

Other Operating Expenses, Net

Other operating expenses, net decreased by U.S.$11.4 million, to U.S.$3.3 million in 2012, as compared to 2011. This decrease was primarily attributable to the recovery of Brazilian tax credits in 2012 totaling U.S.$12.0 million.

Operating Income

	For the Years Ended December 31,
	2012	2011	% Increase (Decrease)
	(in thousands of U.S. dollars)
Brazil	$193,339	$246,926	(21.7)%
Caribbean division	40,692	32,475	25.3
NOLAD	(5,557)	(8,709)	36.2
SLAD	74,824	62,094	20.5
Corporate and others and purchase price allocation	(66,658)	(82,033)	18.7
Total	236,640	250,753	(5.6)

Operating income decreased by U.S.$14.1 million, or 5.6%, to U.S.$236.6 million in 2012, as compared to 2011.

Net Interest Expense

Net interest expense decreased by U.S.$6.5 million, or 10.7%, to U.S.$54.2 million in 2012, as compared to 2011, mainly due to the losses incurred in 2011 in connection with the partial redemption of the 2019 notes totaling U.S.$13.9 million, lower accrued interest in 2012 for U.S.$5.8 million as a consequence of this redemption, and lower other net interest charges in 2012 for U.S.$5.7 million. This was partially offset by an increase in interest expense of U.S.$18.9 million as a result of the issuances of the 2016 notes in April 2012 and July 2011.

Loss from Derivative Instruments

Loss from derivative instruments decreased by U.S.$8.3 million, or 90.4%, to U.S.$0.9 million in 2012, as compared to 2011, primarily due to the unwinding of our cross-currency interest rate swaps and mirror swaps in July 2011 (U.S.$9.7 million).

Foreign Currency Exchange Results

Foreign currency exchange results improved by U.S.$5.5 million, to a U.S.$18.4 million loss in 2012, as compared to 2011. This was mainly a consequence of the decreased depreciation of the Brazilian real against the U.S. dollar as well as to decreased exposure to foreign currency exchange risk in 2012 when compared to 2011, partially offset by higher losses incurred in the acquisition of U.S. dollars in Venezuela.

Other Non-Operating Income (Expenses), Net

Other non-operating income (expenses), net worsened by U.S.$5.7 million to a U.S.$2.1 million loss in 2012, as compared to 2011, primarily because in 2011 we recorded a gain as a result of the monetary actualization of certain tax credits in Brazil.

Income Tax Expense

Income tax expense increased by U.S.$1.8 million, from U.S.$44.6 million in 2011 to U.S.$46.4 million in 2012. Our consolidated effective tax rate increased by 1 percentage point to 28.8% in 2012, as compared to 2011, mainly as a result of a higher weighted-average statutory income tax rate (U.S.$4.8 million), a lower recovery of valuation allowances over deferred tax assets (U.S.$13.3 million) and a lower goodwill tax deduction in Brazil (U.S.$2.9 million) in 2012 when compared to 2011, partially offset by lower withholding income taxes on intercompany transactions (U.S.$5.6 million), lower non-deductible expenses (U.S.$6.5 million) and higher deductions related to permanent tax inflation adjustments (U.S.$7.5 million) in 2012 when compared to 2011.

Net Income Attributable to Non-controlling Interests

Net income attributable to non-controlling interests for 2012 remained unchanged at U.S.$0.3 million when compared to 2011.

Net Income Attributable to Arcos Dorados Holdings Inc.

As a result of the foregoing, net income attributable to Arcos Dorados Holdings Inc. decreased by U.S.$1.2 million, or 1.0%, to U.S.$114.3 million in 2012, as compared to 2011.

Liquidity and Capital Resources

Our financial condition and liquidity is and will continue to be influenced by a variety of factors, including:

•	our ability to generate cash flows from our operations;

•	the level of our outstanding indebtedness and the interest we pay on this indebtedness;

•	our dividend policy;

•	changes in exchange rates which will impact our generation of cash flows from operations when measured in U.S. dollars; and

•	our capital expenditure requirements.

Under the MFAs, we are required to agree with McDonald’s on a restaurant opening plan and a reinvestment plan for each three-year period during the term of the MFAs. The restaurant opening plan specifies the number and type of new restaurants to be opened in the Territories during the applicable three-year period, while the reinvestment plan specifies the amount we must spend reimaging or upgrading restaurants during the applicable three-year period. As part of the reinvestment plan with respect to the three-year period that commenced on January 1, 2011, we must reinvest an aggregate of at least U.S.$60 million per year in the Territories. In addition, we have committed to open no less than 250 new restaurants during the current three-year restaurant opening plan. At January 1, 2011 we estimated that future costs to comply with our restaurant opening commitments under the MFAs through 2013 would be between U.S.$200 million and U.S.$400 million, depending on, among other factors, the type and location of restaurants we would open. We expect to continue funding these commitments using cash flow from operations and possible future debt and/or equity financings.

Our management believes that our sources of liquidity and capital resources, including working capital, are adequate for our present requirements and business operations and will be adequate to satisfy our presently anticipated requirements during at least the next twelve months for working capital, capital expenditures and other corporate needs.

Overview

Net cash provided by operations was U.S.$4.4 million in the six months ended June 30, 2013, compared to U.S.$38.6 million in the same period for 2012. Our investing activities program decreased by U.S.$10.6 million in the six months ended June 30, 2013 to U.S.$88.1 million. Cash provided by financing activities decreased by U.S.$92.2 million in the six months ended June 30, 2013 to U.S.$39.4 million. This was mainly a consequence of the issuance of 2016 notes in 2012 for U.S.$149.7 million, partially offset by higher proceeds from net short-term borrowings for U.S.$47.7 million and lower payments of derivative instruments for U.S.$4.3 million in the six months ended June 30, 2013 when compared to the same period in 2012.

Net cash provided by operations was U.S.$230.1 million in 2012, compared to U.S.$261.6 million in 2011. Our investing activities program decreased by U.S.$13.7 million in 2012 to U.S.$306.4 million. Cash provided by financing activities increased by U.S.$55.0 million, from an inflow of U.S.$35.7 million in 2011 to an inflow of U.S.$90.6 million in 2012. This was mainly a consequence of the partial redemption of the 2019 notes for U.S.$152.0 million in 2011, lower net payments of derivative instruments of U.S.$114.6 million, the split-off of the Axionlog business for U.S.$35.4 million in 2011, lower settlements of short-term debt for U.S.$10.7 million and lower dividend payments of U.S.$6.6 million. This was partially offset by the issuance of class A shares in connection with the initial public offering with net proceeds amounting to U.S.$152.3 million in 2011, a decrease in the issuance of 2016 notes of U.S.$105.4 million and a decrease in the collection of collateral deposits of U.S.$15.0 million.

At June 30, 2013, our total financial debt was U.S.$691.1 million, consisting of U.S.$50.1 million in short-term debt, U.S.$629.5 million in long-term debt (primarily comprised of U.S.$306.9 million related to the 2019 notes, including the original issue discount, and U.S.$304.7 million related to the 2016 notes), and U.S.$11.5 million related to the fair market value of our outstanding derivative instruments (net of the asset portion amounting to U.S.$1.3 million).

At December 31, 2012, our total financial debt was U.S.$659.8 million, consisting of U.S.$0.6 million in short-term debt, U.S.$651.6 million in long-term debt (of which U.S.$306.8 million related to the 2019 notes, including the original issue discount, and U.S.$331.9 million related to the 2016 notes), and U.S.$7.6 million related to the fair market value of our outstanding derivative instruments (net of the asset portion amounting to U.S.$1.7 million).

Cash and cash equivalents was U.S.$128.8 million at June 30, 2013 and U.S.$184.9 million at December 31, 2012.

Comparative Cash Flows

The following table sets forth our cash flows for the periods indicated:

	For the Six Months Ended June 30		For the Years Ended December 31,
	2013	2012	2012	2011
	(in thousands of U.S. dollars)
Net cash provided by operating activities	$4,421	$38,615	$230,113	$261,624
Net cash used in investing activities	(88,132)	(98,740)	(306,421)	(320,132)
Net cash provided by financing activities	39,376	131,533	90,646	35,673
Effect of exchange rate changes on cash and cash equivalents	(11,675)	(2,359)	(5,788)	(8,963)
(Decrease) increase in cash and cash equivalents	(56,010)	69,049	8,550	(31,798)

Operating Activities

	For the Six Months Ended June 30		For the Years Ended December 31,
	2013	2012	2012	2011
	(in thousands of U.S. dollars)
Net income attributable to Arcos Dorados Holdings Inc.	$2,183	$37,503	$114,332	$115,529
Non-cash charges and credits	91,899	63,645	131,958	137,970
Changes in assets and liabilities	(89,661)	(62,533)	(16,177)	8,125
Net cash provided by operating activities	4,421	38,615	230,113	261,624

For the six months ended June 30, 2013, net cash provided by operating activities was U.S.$4.4 million, compared to U.S.$38.6 million in the same period ended 2012. The U.S.$34.2 million decrease is mainly attributable to lower net income adjusted for non-cash charges (U.S.$7.1 million) and to a negative change in assets and liabilities (U.S.$27.1 million).

For the year ended December 31, 2012, net cash provided by operating activities was U.S.$230.1 million, compared to U.S.$261.6 million in 2011. The U.S.$31.5 million decrease is mainly attributable to lower net income adjusted for non-cash charges (U.S.$7.2 million) and to a negative change in assets and liabilities (U.S.$24.3 million).

Investing Activities

New restaurant investments are primarily concentrated in markets with opportunities for long-term growth and returns on investment above a pre-defined threshold that is significantly above our cost of capital. Average development costs vary widely by market depending on the types of restaurants built and the real estate and construction costs within each market and are affected by foreign currency fluctuations. These costs, which include land, buildings and equipment, are managed through the use of optimally sized restaurants, construction and design efficiencies and the leveraging of best practices.

The following table presents our cash used in investing activities by type:

	For the Six Months Ended June 30		For the Years Ended December 31,
	2013	2012	2012	2011
	(in thousands of U.S. dollars)
Property and equipment expenditures	$(86,322)	$(95,553)	$(294,478)	$(319,859)
Purchases of restaurant businesses	(324)	(3,920)	(6,004)	(5,993)

	For the Six Months Ended June 30		For the Years Ended December 31,
	2013	2012	2012	2011
	(in thousands of U.S. dollars)
Proceeds from sales of property and equipment	3,430	1,330	6,643	10,681
Loans to related parties	(2,000)	—	(7,000)	—
Others, net	(2,916)	(597)	(5,582)	(4,961)
Net cash used in investing activities	(88,132)	(98,740)	(306,421)	(320,132)

The following table presents our property and equipment expenditures by type:

	For the Six Months Ended June 30		For the Years Ended December 31,
	2013	2012	2012	2011
	(in thousands of U.S. dollars)
New restaurants	$49,352	$55,598	$177,329	$139,647
Existing restaurants	24,104	27,658	79,717	139,140
Other(1)	12,866	12,297	37,432	41,072
Total property and equipment expenditures	86,322	95,553	294,478	319,859
1.

(1)	Primarily corporate equipment and other office related expenditures.

In the six months ended June 30, 2013, net cash used in investing activities was U.S.$88.1 million, compared to U.S.$98.7 million for the same period in 2012. This U.S.$10.6 million decrease was primarily attributable to lower property and equipment expenditures (U.S.$9.2 million), lower purchase of restaurant businesses (U.S.$3.6 million) and higher proceeds from sale of property and equipment (U.S.$2.1 million), partially offset by higher loans to related parties (U.S.$2.0 million) in the six months ended June 30, 2013 when compared to the same period in 2012.

Property and equipment expenditures decreased by U.S.$9.2 million, from U.S.$95.6 million in the six months ended June 30, 2012 to U.S.$86.3 million for the six months ended June 30, 2013, primarily due to the depreciation of local currencies against the U.S. dollar. In the six months ended June 30, 2013, we opened 31 restaurants and closed 8 restaurants.

Proceeds from sales of property and equipment increased by U.S.$2.1 million to U.S.$3.4 million for the six months ended June 30, 2013, as compared to the same period in 2012, primarily as a consequence of higher property and equipment sales mainly in Venezuela. In addition, in the six months ended June 30, 2013 and 2012, we used U.S.$0.3 million and U.S.$3.9 million, respectively, to convert franchised restaurants into Company-operated restaurants.

In 2012, net cash used in investing activities was U.S.$306.4 million, compared to U.S.$320.1 million in 2011. This U.S.$13.7 million decrease was primarily attributable to the adjustment downwards in our investment program by U.S.$25.4 million in 2012, partially offset by a decrease in proceeds from the sale of property and equipment (U.S.$4.0 million) and loans granted to related parties (U.S.$7.0 million).

Property and equipment expenditures decreased by U.S.$25.4 million, from U.S.$319.9 million in 2011 to U.S.$294.5 million in 2012. The decrease in property and equipment expenditures resulted from a decrease in reinvestment in existing restaurants and corporate equipment and other office expenditures (U.S.$63.1 million), partially offset by increased investment in new restaurants (U.S.$37.7 million). In 2012, we opened 130 restaurants and closed 22 restaurants.

Proceeds from sales of property and equipment decreased by U.S.$4.0 million to U.S.$6.6 million in 2012, as compared to 2011, primarily as a consequence of lower sales mainly in Puerto Rico and Venezuela (U.S.$2.5 million and U.S.$1.2 million, respectively). In addition, in 2012 and 2011 we used U.S.$6.0 million to convert franchised restaurants into Company-operated restaurants.

Financing Activities

	For the Six Months Ended June 30		For the Years Ended December 31,
	2013	2012	2012	2011
	(in thousands of U.S. dollars)
Partial redemption of the 2019 notes	$—	$—	$—	$(152,005)
Net payments of derivative instruments	—	(4,322)	(4,322)	(118,932)
Net short-term borrowings	50,626	2,915	(157)	(10,871)
Collateral deposits	—	—	—	15,000
Split-off of Axionlog business	—	—	—	(35,425)
Issuance of class A shares in connection with the initial public offering	—	—	—	152,281
Issuance of the 2016 notes	—	149,658	149,658	255,102
Distribution of dividends to our shareholders	(12,509)	(12,509)	(50,036)	(56,627)
Other financing activities	1,259	(4,209)	(4,497)	(12,850)
Net cash provided by financing activities	39,376	131,533	90,646	35,673

Net cash provided by financing activities was U.S.$39.4 million for the six months ended June 30, 2013, compared to U.S.$131.5 million provided in the same period for 2012. The U.S.$92.2 million decrease in the amount of cash provided by financing activities was primarily attributable to the issuance of the 2016 notes in 2012 for U.S.$149.7 million, partially offset by higher proceeds from net short-term borrowings for U.S.$47.7 million and lower payments of derivative instruments for U.S.$4.3 million in the six months ended June 30, 2013 when compared to the same period in 2012.

Net cash provided by financing activities was U.S.$90.6 million in 2012, compared to U.S.$35.7 million provided in 2011. The U.S.$55.0 million increase in the amount of cash provided by financing activities was primarily attributable to the partial redemption of the 2019 notes for U.S.$152.0 million in 2011, lower net payments of derivative instruments for U.S.$114.6 million, the split-off of the Axionlog business for U.S.$35.4 million in 2011, lower dividend payments for U.S.$6.6 million and lower settlements of short-term debt for U.S.$10.7 million, partially offset by the issuance of class A shares in connection with the initial public offering, with net proceeds amounting to U.S.$152.3 million, in 2011, a decrease in the issuance of 2016 notes of U.S.$105.4 million and a decrease in the collection of collateral deposits of U.S.$15.0 million.

Revolving Credit Facility

On August 3, 2011, our subsidiary, Arcos Dorados B.V., entered into a committed revolving credit facility with Bank of America, N.A., as lender, for U.S.$50 million with a maturity date one year from the date of closing thereof. On August 3, 2012, Arcos Dorados B.V. renewed the revolving credit facility for an additional one-year period. On August 2, 2013, Arcos Dorados B.V. amended the revolving credit facility to increase the amount available to U.S.$75 million and to extend the maturity date to August 3, 2015. The obligations of Arcos Dorados B.V. under the revolving credit facility are jointly and severally guaranteed by certain of our subsidiaries on an unconditional basis. This revolving credit facility will permit us to borrow money from time to time to cover our working capital needs and for other lawful general corporate purposes.

Each loan made to Arcos Dorados B.V. under the revolving credit facility will bear interest at a rate per annum equal to LIBOR plus 2.50%. Interest on each loan will be payable on the date of any prepayment, at maturity and on a quarterly basis, beginning with the date that is three calendar months following the date the loan is made.

The revolving credit facility includes customary covenants including, among others, restrictions on the ability of Arcos Dorados B.V., the guarantors and certain material subsidiaries to: (i) incur liens, (ii) enter into any merger, consolidation or amalgamation; (iii) sell, assign, lease or transfer all or substantially all of the borrower’s or guarantor’s business or property; (iv) enter into transactions with affiliates; (v) engage in substantially different lines of business; (vi) permit the consolidated net indebtedness to EBITDA ratio to be greater than 2.50 to 1 on the last day of any fiscal quarter of the borrower; and (vii) engage in transactions that violate certain anti-terrorism laws.

The revolving credit facility provides for customary events of default, which, if any of them occurs, would permit or require the lender to terminate its obligation to provide loans under the revolving credit facility and/or to declare all sums outstanding under the loan documents immediately due and payable.

At June 30, 2013, we had borrowed U.S.$17 million under the revolving credit facility. All amounts due under the revolving credit facility, including U.S.$23 million borrowed after period-end, were settled in July 2013 with the proceeds from a short-term loan entered into with Banco Itau BBA S.A. for U.S.$40 million. See Note 14 to our unaudited condensed consolidated financial statements included in our report on Form 6-K dated August 6, 2013 for details about changes in our borrowings after period-end.

2016 Notes

In July 2011, we issued R$400 million aggregate principal amount of notes due 2016 bearing interest of 10.25% per year, payable in U.S. dollars, which we refer to as the 2016 notes. The 2016 notes are denominated in reais, but payment of principal and interest will be made in U.S. dollars. The 2016 notes mature on July 13, 2016. Interest is paid semi-annually in arrears on January 13 and July 13 of each year. In addition, on April 24, 2012, we issued an additional R$275 million aggregate principal amount of the 2016 notes at a price of 102.529%. The proceeds from the issuances of the 2016 notes were used to satisfy our capital expenditure program and for general corporate purposes.

The 2016 notes are fully and unconditionally guaranteed on a senior unsecured basis by certain of our subsidiaries. The 2016 notes and guarantees (i) are senior secured obligations and rank equal in right of payment with all of our and the guarantors’ existing and future senior unsecured indebtedness; (ii) will be effectively junior to all of our and the guarantors’ existing and future secured indebtedness to the extent of the value of our assets securing that indebtedness; and (iii) are structurally subordinated to all obligations of our subsidiaries that are not guarantors.

The indenture governing the 2016 notes limits our and our subsidiaries’ ability to, among other things, (i) create liens; (ii) enter into sale and lease-back transactions; and (iii) consolidate, merge or transfer assets. These covenants are subject to important qualifications and exceptions. The indenture governing the 2016 notes also provides for events of default, which, if any of them occurs, would permit or require the principal, premium, if any, and interest on all of the then-outstanding 2016 notes to be due and payable immediately.

The 2016 notes are listed on the Luxembourg Stock Exchange and trade on the Euro MTF Market.

We may issue additional 2016 notes from time to time pursuant to the indenture governing the 2016 notes.

2019 Notes

In October 2009, our subsidiary, Arcos Dorados B.V., issued senior notes for an aggregate principal amount of U.S.$450 million under an indenture dated October 1, 2009, which we refer to as the 2019 notes. The 2019 notes mature on October 1, 2019 and bear interest of 7.5% per year. Interest is paid semiannually on April 1 and October 1.

The 2019 notes are redeemable at the option of Arcos Dorados B.V. at any time at the applicable redemption prices set forth in the indenture. On June 13, 2011, Arcos Dorados B.V. exercised its option to redeem on July 18, 2011 a total of U.S.$141.4 million aggregate principal amount of the 2019 notes at a redemption price of 107.5% of the principal amount plus accrued and unpaid interest from April 1, 2011 to the redemption date. Following the redemption, a total of U.S.$308.6 million of the aggregate principal amount of the 2019 notes remained outstanding. As a result of the redemption, we incurred a one-time loss of U.S.$13.9 million in July 2011, including U.S.$2.3 million related to the accelerated amortization of deferred financing costs and U.S.$11.6 million related to the redemption of the 2019 notes at a redemption price above the book value of the 2019 notes.

The 2019 notes are fully and unconditionally guaranteed on a senior unsecured basis by the majority of our subsidiaries. The 2019 notes rank equally with all of our unsecured and unsubordinated indebtedness and are effectively junior to all of our secured indebtedness. The indenture governing the 2019 notes imposes certain restrictions on us and our subsidiaries, including some restrictions on our ability to: (i) incur additional indebtedness; (ii) pay dividends or redeem, repurchase or retire our capital stock; (iii) make investments; (iv) create liens; (v) create limitations on the ability of our subsidiaries to pay dividends, make loans or transfer property to the us; (vi) engage in transactions with affiliates; (vii) sell assets including the capital stock of the subsidiaries; and (viii) consolidate, merge or transfer assets. These covenants are subject to a number of important limitations and exceptions. The indenture governing the 2019 notes also provides for events of default, which, if any of them occurs, would permit or require the principal, premium, if any, and interest on all then outstanding 2019 notes to be due and payable immediately.

The 2019 notes are listed on the Luxembourg Stock Exchange and trade on the Euro MTF Market.

We may issue additional notes from time to time pursuant to the indenture governing the 2019 notes.

Contractual Obligation and Commitments

The following table presents information relating to our contractual obligations as of December 31, 2012.

	Payment Due by Period
Contractual Obligations	Total	2013	2014	2015	2016	2017	Thereafter
	(in thousands of U.S. dollars)
Capital lease obligations(1)	$13,760	$1,837	$1,811	$1,463	$1,299	$745	$6,605
Operating lease obligations	1,008,372	140,480	131,971	122,294	111,660	101,157	400,810
Contractual purchase obligations	172,747	64,207	43,563	23,750	21,863	19,364	—
2016 notes(1)	463,907	33,724	33,724	33,724	362,735	—	—
2019 notes(1)	470,615	23,145	23,145	23,145	23,145	23,145	354,890
Other long-term borrowings(1)	4,827	845	2,209	1,773	—	—	—
Derivative instruments	7,618	2,221	(1,522)	(1,326)	8,245	—	—
Total	2,141,846	266,459	234,901	204,823	528,947	144,411	762,305

(1)	Includes interest payments.

The table set forth above excludes projected payments on our restaurant opening and reinvestment plans pursuant to the MFAs in respect of which we do not yet have any contractual commitments.

Research and Development, Patents and Licenses

We have not had significant research and development activities for the past three years because we rely primarily on McDonald’s research and development. McDonald’s operates research and development facilities in the United States, Europe and Asia, and independent suppliers also conduct research activities that benefit McDonald’s and us. Nevertheless, we have developed certain menu items, such as bone-in-chicken, Pão de Queijo (in Brazil), McBurrito a la Mexicana (in Mexico) and dessert items, to better tailor our product offerings to local tastes and to provide our customers with additional food options.

Trend Information

Our business and results of operations have recently experienced the following trends, which we expect will continue in the near term:

•
Social upward mobility in Latin America and the Caribbean: Our sales have benefited, and we expect to continue to benefit, from our Territories’ population size, younger age profile when compared to more developed markets and improving socio-economic conditions. This has led to a modernization of consumption patterns and increased affordability of our products across socio-economic segments, leading to greater demand for our products.

•	Decline in free time: More single-parent and dual-earner households have increased the demand for the convenience offered by eating out and takeout food.

•
Product offerings: Our beverages, core meals, desserts, breakfast, reduced calorie and sodium products, and value menu item offerings have been popular among customers and—combined with our revenue management—have allowed us to create traffic into our restaurants.

•
Increased competition in some markets: The popularity of the QSR concept in markets such as Puerto Rico and Mexico has attracted new competitors. Even though we have been able to maintain or even increase market share in these markets, we have seen a reduction in pricing flexibility and have increased the focus of our marketing efforts on value offerings.

•
Inflationary environment: Over the last few years, we have been able through our revenue management strategy to mitigate cost increase tied to inflation. However, inflation has been, and will continue to be, an important factor affecting our results of operations, specifically impacting our food and paper costs, occupancy and other operating expenses, general administrative expenses and labor costs.

•
Increased general and administrative costs to support future growth: Our business has been growing at a very rapid pace, and we experienced increasing general and administrative expenses in order to support and prepare for our future growth (both operationally and as a public company). However, in 2012 and during the six-month period ended June 30, 2013, general and administrative expenses decreased as a percentage of total revenues and we expect this trend to continue in the near future.

•
Increased volatility of foreign exchange rates: Our results of operations have been impacted by increased volatility in foreign exchange rates in many of the Territories. We expect that foreign exchange rates will continue to be an important factor affecting our foreign currency exchange results and the “Accumulated other comprehensive loss” component of shareholders’ equity and, consequently, our results of operations and financial condition. See Note 13 to our unaudited condensed consolidated financial statements included in our report on Form 6-K dated August 6, 2013 for details about the devaluation in Venezuela, which occurred in February 2013, and its impact on our results.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

Exhibit 2

Schedule of segment information of SLAD and the Caribbean division as of and for the years ended December 31, 2012 and 2011 based on the new structure

The following tables present the segment information of SLAD and the Caribbean division as of and for the years ended December 31, 2012 and 2011 based on the new structure effective as of and from January 1, 2013, by adjusting the information originally reported based on the structure prevailing at that time.

	As of and for the year ended December 31, 2012
		As originally reported (i)	Changes (ii)		As adjusted (iii)
	(In thousands of US Dollars, except percentages)
Total revenues
Caribbean division		$273,467	$481,263		$754,730
SLAD		1,342,330	(481,263)		861,067
Operating income
Caribbean division		$(5,020)	$45,712		$40,692
SLAD		120,536	(45,712)		74,824
Operating margin
Caribbean division	%	(1.8)		%	5.4
SLAD		9.0			8.7
Adjusted EBITDA
Caribbean division		$12,345	$56,764		$69,109
SLAD		150,520	(56,764)		93,756
Adjusted EBITDA margin
Caribbean division	%	4.5		%	9.2
SLAD		11.2			10.9
Systemwide comparable sales growth
Caribbean division	%	2.6		%	13.3
SLAD		19.9			19.9
Systemwide sales growth
Caribbean division	%	-		%	14.2
SLAD		18.6			15.4
Number of systemwide restaurants
Caribbean division		139	214		353
SLAD		575	(214)		361
Number of company-operated restaurants
Caribbean division		96	163		259
SLAD		489	(163)		326
Number of franchised restaurants
Caribbean division		43	51		94
SLAD		86	(51)		35
Depreciation and amortization
Caribbean division		$14,044	$12,120		$26,164
SLAD		30,987	(12,120)		18,867

As of and for the year ended December 31, 2012
As originally reported (i)	Changes (ii)	As adjusted (iii)
(In thousands of US Dollars, except percentages)
Property and equipment expenditures
Caribbean division	$25,316	$26,656	$51,972
SLAD	96,328	(26,656)	69,672
Total assets
Caribbean division	$264,527	$323,639	$588,166
SLAD	667,366	(323,639)	343,727

	As of and for the year ended December 31, 2011
		As originally reported (i)	Changes (ii)		As adjusted (iii)
	(In thousands of US Dollars, except percentages)
Total revenues
Caribbean division		$267,701	$396,280		$663,981
SLAD		1,143,859	(396,280)		747,579
Operating income
Caribbean division		$(5,244)	$37,719		$32,475
SLAD		99,813	(37,719)		62,094
Operating margin
Caribbean division	%	(2.0)		%	4.9
SLAD		8.7			8.3
Adjusted EBITDA
Caribbean division		$9,493	$44,261		$53,754
SLAD		121,475	(44,261)		77,214
Adjusted EBITDA margin
Caribbean division	%	3.5		%	8.1
SLAD		10.6			10.3
Systemwide comparable sales growth
Caribbean division	%	(0.6)		%	14.5
SLAD		29.6			30.6
Systemwide sales growth
Caribbean division	%	1.4		%	22.4
SLAD		34.5			30.4
Number of systemwide restaurants
Caribbean division		147	204		351
SLAD		547	(204)		343
Number of company-operated restaurants
Caribbean division		96	153		249
SLAD		460	(153)		307

	As of and for the year ended December 31, 2011
	As originally reported (i)	Changes (ii)	As adjusted (iii)
	(In thousands of US Dollars, except percentages)
Number of franchised restaurants
Caribbean division	51	51	102
SLAD	87	(51)	36
Depreciation and amortization
Caribbean division	$11,982	$8,070	$20,052
SLAD	24,070	(8,070)	16,000
Property and equipment expenditures
Caribbean division	$36,103	$25,894	$61,997
SLAD	90,150	(25,894)	64,256
Total assets
Caribbean division	$259,633	$226,092	$485,725
SLAD	513,909	(226,092)	287,817

(i)	Based on the structure of the divisions that was prevailing prior to January 1, 2013.
(ii)	Incorporation of Colombia and Venezuela to the Caribbean division, formerly part of SLAD.
(iii)	Based on the new structure of the divisions, effective as of and from January 1, 2013.